Index to Financial Statements


                                                                       Page
                                                                   -------------
Statement of Directors' responsibilities..........................      F-2

Independent auditors' reports.....................................      F-3

Consolidated  profit and loss  accounts for the year ended 31
December  2001,  the nine month period
ended 31 December 2000 and the year ended 31 March 2000...........      F-6

Consolidated balance sheets as at 31 December 2001 and 31
December 2000.....................................................      F-8

Consolidated cash flow  statements for the year ended 31
December 2001, the nine month period ended
31 December 2000 and the year ended 31 March 2000.................      F-9

Consolidated statement of total recognised gains and losses, and reconciliation of movements in equity shareholders' funds for the year ended 31 December  2001,  the nine month  period  ended 31
December 2000 and the year ended 31 March 2000....................     F-10
Notes to the consolidated financial statements....................     F-11

Statement of Directors' responsibilities

In respect of the preparation of the financial statements

The following statement, which should be read in conjunction with the statement of auditor's responsibilities included in their report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements. Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

o    select suitable accounting policies and then apply them consistently;

o    make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report

To the shareholders of International Power plc

We have audited the accompanying consolidated balance sheets of International Power plc and subsidiaries as at 31 December 2001 and 31 December 2000, the related consolidated profit and loss accounts, cash flow statements, statements of total recognised gains and losses, and reconciliation of movements in equity shareholders' funds for the year ended 31 December 2001, the nine-month period ended 31 December 2000 and the year ended 31 March 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, the statements of which reflect total assets constituting 20 percent and group turnover constituting 25 percent in the year ended 31 December 2001 of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Power plc and subsidiaries as of 31 December 2001 and 31 December 2000, and the results of their operations and their cash flows for each of the year ended 31 December 2001, the nine-month period ended 31 December 2000 and the year ended 31 March 2000 in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income for the year ended 31 December 2001, the nine-month period ended 31 December 2000 and the year ended 31 March 2000 and shareholders' funds-equity as of 31 December 2001 and 31 December 2000 to the extent summarised in note 35 to the consolidated financial statements.

KPMG Audit Plc
London, England                                      8 Salisbury Square
Chartered Accountants                                   London EC4Y 8BB
Registered Auditor
18 March 2002

Independent Auditors' Report

The Board of Directors

We have audited the balance sheet of Hazelwood Finance Limited Partnership as of December 31, 2001 and December 31, 2000 and the related profit and loss accounts and cash flow statements for the year ended December 31, 2001 and the nine month period ended December 31, 2000. These financial statements are the responsibility of Hazelwood Finance Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia, the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazelwood Finance Limited Partnership as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows of the year ended December 31, 2001 and the nine month period ended December 31, 2000, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia differ in certain significant respect from accounting principles generally accepted in the United Kingdom. Application of accounting principles generally accepted in the United Kingdom would have affected results of operations for the year ended December 31, 2001 and the nine month period ended December 31, 2000 and net assets as of December 31, 2001 and December 31, 2000 to the extent summarised in notes 13 and 14 to the financial statements.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2001 and the nine month period ended December 31, 2000 and net assets as of December 31, 2001 and December 31, 2000 to the extent summarised in notes 13 and 14 to the financial statements.



ERNST & YOUNG
Melbourne Australia
6 February 2002

Independent Auditors' Report

The Board of Directors

We have audited the balance sheet of Hazelwood Power Partnership as of December 31, 2001 and December 31, 2000 and the related profit and loss accounts and cash flow statements for the year ended December 31, 2001 and the nine month period ended December 31, 2000. These financial statements are the responsibility of Hazelwood Power Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia, the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazelwood Power Partnership as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows of the year ended December 31, 2001 and the nine month period ended December 31, 2000, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia differ in certain significant respect from accounting principles generally accepted in the United Kingdom. Application of accounting principles generally accepted in the United Kingdom would have affected results of operations for the year ended December 31, 2001 and the nine month period ended December 31, 2000 and net assets as of December 31, 2001 and December 31, 2000 to the extent summarised in notes 29 and 30 to the financial statements.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2001 and the nine month period ended December 31, 2000 and net assets as of December 31, 2001 and December 31, 2000 to the extent summarised in notes 29 and 30 to the financial statements.


ERNST & YOUNG
Melbourne Australia
7 February 2002


Consolidated profit and loss accounts

                                         Year ended
                                        31 December       9 months ended 31 December                  Year ended 31 March
                                        ---------------------------------------------------- ---------------------------------------
                                           2001                      2000                                     2000
                                        ---------------------------------------------------- ---------------------------------------
                                   Note Continuing    Continuing  Discontinued    Group      Continuing   Discontinued    Group
                                        ---------------------------------------------------- ------------ ------------ -------------
                                            (pound)m     (pound)m     (pound)m    (pound)m      (pound)m     (pound)m      (pound)m
Turnover: group and share of joint
   ventures and associates..........          1,103          762        1,578        2,340        1,021        3,400         4,421
Less: share of joint ventures'
   turnover.........................          (139)         (96)          (5)        (101)         (78)          (5)          (83)
Less: share of associates' turnover.          (407)        (382)           --        (382)        (586)          (1)         (587)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Group turnover...................... 2          557          284        1,573        1,857          357        3,394         3,751
Net operating costs -- ordinary..... 4        (392)        (225)      (1,455)      (1,680)        (303)      (2,882)       (3,185)
Net operating costs -- exceptional.. 9          (2)           --        (227)        (227)        (320)      (1,073)       (1,393)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Operating profit/(loss).............            163           59        (109)         (50)        (266)        (561)         (827)
Share of operating profit of:
   Joint ventures...................             27           14            2           16           16            3            19
   Associates.......................            134           94           --           94          121           --           121
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

 Total operating profit/(loss):
   Group and share of joint
   ventures and associates..........            324          167        (107)           60        (129)        (558)         (687)
 Non operating exceptional items....
 Profit on disposal of fixed assets. 9            -           --           --           --           --        1,310         1,310
 Costs of restructuring............. 9            -         (25)          (2)         (27)           --           --            --
 Profit/ (loss) on sale of
   operations ...................... 9           32         (25)           --         (25)           --           --            --
 Demerger costs..................... 9            -         (49)          (4)         (53)         (14)           --          (14)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Profit/(loss) on ordinary
   activities before interest and
   taxation......................... 2          356           68        (113)         (45)        (143)          752           609

Interest receivable and similar      5           24           61           22           83           77           23           100
  income
Interest payable and similar         6
charges - ordinary..................          (100)         (98)         (51)        (149)        (111)        (118)         (229)
Interest payable and similar         6
charges - exceptional...............           (29)            -            -            -            -            -             -
Share of net interest of joint       6
ventures and associates.............           (47)         (44)          (1)         (45)         (62)          (1)          (63)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------
                                              (152)         (81)         (30)        (111)         (96)         (96)         (192)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Profit/(loss) on ordinary
   activities before taxation.......            204         (13)        (143)        (156)        (239)          656           417
Tax on profit/(loss) on ordinary
   activities.......................10         (58)         (21)           --         (21)         (58)           41          (17)
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Profit/(loss) on ordinary
   activities after taxation........            146         (34)        (143)        (177)        (297)          697           400
Minority interests - equity.........            (2)          (4)           --          (4)           34           --            34
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Profit/(loss) for the financial                 144         (38)        (143)        (181)        (263)          697           434
   period...........................
Ordinary dividends..................11            -           --           --           --        (175)           --         (175)
Demerger dividend...................11            -        (392)           --        (392)           --           --            --
                                        ------------ ------------ ----------- -------------- ------------ ------------ -------------

Retained profit/(loss) for the
financial period....................            144        (430)        (143)        (573)        (438)          697           259
                                        ============ ============ =========== ============== ============ ============ =============



                                      Year ended       9 months ended 31 December                  Year ended 31 March
                                     31 December
                                     ------------ --------------------------------------- ---------------------------------------
                                        2001                      2000                                     2000
                                     ------------ --------------------------------------- ---------------------------------------
                                     Continuing    Continuing   Discontinued   Group       Continuing  Discontinued    Group
                                     ------------ ------------- ------------ ------------ ---------------------------------------

 Earnings/(loss) per share
 Basic excluding exceptional items..       12.8p         5.5p         8.0p        13.5p          3.0p        35.0p        38.0p
 Attributable to exceptional items..        0.1p       (8.9)p      (20.8)p      (29.7)p       (24.6)p        22.3p       (2.3)p
 Basic including exceptional items..       12.9p       (3.4)p      (12.8)p      (16.2)p       (21.6)p        57.3p        35.7p
 Diluted earnings per share.........       12.6p       (3.4)p      (12.8)p      (16.2)p       (21.6)p        57.2p        35.6p
 Dividends per share................          --           --           --           --         15.0p           --        15.0p

The results for the year ended 31 December 2001 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated balance sheets

                                                         As at 31 December  As at 31 December
                                                         ------------------ ------------------
                                                  Note         2001               2000
                                                         ------------------ ------------------
                                                                  (pound)m           (pound)m
Fixed assets
Intangible assets
 Goodwill, net................................                          7                  7
 Negative goodwill, net.......................                       (33)               (33)
                                                         ------------------ ------------------

Net goodwill..................................     13                (26)               (26)
Tangible fixed assets.........................     14               2,648              2,214
Fixed asset investments.......................
 Joint ventures...............................
 Share of gross assets........................                        287                251
 Share of gross liabilities...................                      (186)              (159)
                                                         ------------------ ------------------

Net investment in joint ventures..............                        101                 92
Net investment in associates..................                        317                638
Other investments.............................                         97                 94
                                                         ------------------ ------------------
Total investments.............................     15                 515                824
                                                         ------------------ ------------------
Total fixed assets............................                      3,137              3,012
                                                         ------------------ ------------------

Current assets
Stocks........................................                         25                 21
Debtors: recoverable within one year..........     18                 148                117
Debtors: recoverable after more than one year.     18                  10                 15
Investments...................................     19                  47                 --
Cash at bank and in hand......................                        596                107
                                                         ------------------ ------------------

Total current assets..........................                        826                260
                                                         ------------------ ------------------
Total assets..................................                      3,963              3,272
                                                         ------------------ ------------------

Creditors: amounts falling due within one year     20               (615)              (358)
                                                         ------------------ ------------------
Net current assets/(liabilities)..............                        211               (98)
                                                         ------------------ ------------------

Total assets less current liabilities.........                      3,348              2,914
Creditors: amounts falling due after more than
  one year.                                        21             (1,436)            (1,101)
Provisions for liabilities and charges........     22                (60)               (78)
                                                         ------------------ ------------------
Net assets employed...........................      2               1,852              1,735
                                                         ================== ==================

Capital and reserves..............................
Called up share capital........................... 24                 559                559
Share premium account............................. 25                 289                289
Capital redemption reserve........................ 25                 140                140
Capital reserve................................... 25                 422                422
Profit and loss account........................... 25                 415                273
                                                        ------------------ ------------------

Shareholders' funds - equity...................... 25               1,825              1,683
Minority interests - equity.......................                     27                 52
                                                        ------------------ ------------------
Total equity......................................                  1,852              1,735
                                                        ================== ==================


The accompanying notes are an integral part of these consolidated financial statements.



Consolidated cash flow statements

                                                                    Year ended     9 months     Year ended
                                                                   31 December      ended        31 March
                                                                                 31 December
                                                                   ------------- -------------- ------------
                                                            Note       2001          2000          2000
                                                                   ------------- -------------- ------------
                                                                       (pound)m       (pound)m     (pound)m
Net cash inflow/(outflow) from operating activities          26
Continuing................................................                 274           (10)          214
Discontinued..............................................                   -          (289)          541
                                                                   ------------- -------------- ------------
                                                                           274          (299)          755
                                                                   ------------- -------------- ------------

Dividends received from associates and joint ventures
Dividends from joint ventures.............................                   7             10            7
Dividends from associates.................................                  52             11           19
                                                                   ------------- -------------- ------------
Total dividends received from associates and joint ventures                 59             21           26
                                                                   ------------- -------------- ------------

Returns on investments and servicing of finance
Debt and loan interest paid...............................                (97)          (154)        (220)
Finance lease interest paid...............................                   -             --         (28)
Other interest and dividends received.....................                  24             75           91
Debt issue costs paid                                                     (32)              -            -
                                                                   ------------- -------------- ------------
Net cash outflow from returns on investment and servicing                (105)           (79)        (157)
of finance
                                                                   ------------- -------------- ------------
Taxation
Corporation tax and ACT received/(paid)...................                 (1)           (10)         (24)
                                                                   ------------- -------------- ------------
Total taxation paid.......................................                 (1)           (10)         (24)
                                                                   ------------- -------------- ------------

Capital expenditure and financial investment                 26
Ongoing...................................................               (406)          (576)        (456)
Discontinued..............................................                   -          (114)        2,555
                                                                   ------------- -------------- ------------
Net cash (outflow)/inflow from capital expenditure and                   (406)          (690)        2,099
financial investment......................................
                                                                   ------------- -------------- ------------

Acquisitions and disposals                                   26
Ongoing...................................................                 318           (42)        (353)
Discontinued..............................................                   -           (12)        (180)
                                                                   ------------- -------------- ------------
Net cash inflow/ (outflow) from acquisitions and disposals                 318           (54)        (533)
Equity dividends paid.....................................                   -          (116)        (416)
                                                                   ------------- -------------- ------------

Net cash inflow/ (outflow) before management of liquid
resources and financing...................................                 139        (1,227)        1,750
Management of liquid resources............................
Movement in short-term investments........................                (48)          1,155        (440)
Financing activities......................................   26            406           (50)        (793)
                                                                   ------------- -------------- ------------
Increase/(decrease) in cash in the year...................                 497          (122)          517
                                                                   ============= ============== ============

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of total recognised gains and losses

                                                                          Year ended     9 months      Year ended
                                                                                         ended 31
                                                                         31 December     December       31 March
                                                                         ------------- -------------- -------------
                                                                             2001          2000           2000
                                                                         ------------- -------------- -------------
                                                                             (pound)m       (pound)m      (pound)m
Profit/(loss) for the financial period..................................         144          (181)           434
Exchange  differences  on  the  retranslation  of  net  investments  and         (4)           (31)           (7)
related borrowings......................................................
Share of recognised gain of associated undertaking                                 2              -             -
                                                                         ------------- -------------- -------------
Total recognised gains and losses relating to the financial period......         142          (212)           427
                                                                         ============= ============== =============


Reconciliation of movements in equity shareholders' funds

                                                                        Year ended      9 months      Year ended
                                                                        31 December     ended 31
                                                                                        December       31 March
                                                                        ------------- --------------- -------------
                                                                           2001           2000           2000
                                                                        ------------- --------------- -------------
                                                                           (pound)m        (pound)m      (pound)m
Profit/(loss)  for the financial period.........................                144           (181)           434
Dividends.......................................................   11             -              --         (175)
Demerger dividend...............................................                  -           (392)            --
                                                                        ------------- --------------- -------------
                                                                                144           (573)           259
Other recognised gains and losses relating to the year..........   25           (2)            (31)           (7)
Issue of shares.................................................   25             -               4             3
Share buyback...................................................   25             -              --         (459)
                                                                        ------------- --------------- -------------
Net additions/ (reduction) in shareholders' funds                               142           (600)         (204)
Opening shareholders' funds                                                   1,683           2,283         2,487
                                                                        ------------- --------------- -------------
Balance at end of period........................................              1,825           1,683         2,283
                                                                        ============= =============== =============

The accompanying notes are an integral part of this consolidated financial information.

Notes to the consolidated financial statements

1    Principal accounting policies

The following accounting policies have been applied consistently, except as noted below, in dealing with items which are considered material in relation to the Group's consolidated financial statements.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention and in accordance with UK generally accepted accounting principles (UK GAAP), applying the accounting policies described below. Minor adjustments have been made to comparative figures to make them consistent with the current year.

UK GAAP varies in certain respects from US GAAP. Application of US GAAP would have affected shareholders' equity as at 31 March 2000, 31 December 2000 and 31 December 2001 and results of operations for each of the periods then ended to the extent summarised in note 35.

Basis of presentation

International Power plc (previously National Power PLC) demerged its UK energy business (now owned by Innogy Holdings plc) resulting in shareholders owning shares in both International Power plc and Innogy Holdings plc. The demerger became unconditional on 30 September 2000.

For accounting purposes, the demerger is treated as a disposal of the UK energy business by way of a dividend with effect from this date and consequently the consolidated profit and loss account includes the results of the UK energy business until 30 September 2000. These results have been shown separately (under the heading "discontinued" activities) within the profit and loss account, distinguishing for shareholders the results of the ongoing business and those of the business now owned by Innogy Holdings plc. The allocation of interest to the discontinued business has been carried out on the basis that the indebtedness assumed by it on demerger had been attributed to it for the two years ended 31 March 1999 and 2000, or since the debt arose and that it had otherwise been financed by interest free intercompany debt. The balance of the charge has been allocated to the continuing business and therefore may not be representative of the future charge to the continuing business.

The Group tax charge has been allocated to the discontinuing business as if the tax charge for that business had been recomputed on a stand-alone basis. The balance of the Group charge has been allocated to the continuing business and therefore may not be representative of the future charge to the business.

Certain information in respect of the results, cash flows and net assets have been analysed between the Discontinued and the continuing business which has been renamed International Power including, as appropriate, each group's share of the results and net assets of relevant associated undertakings and joint ventures under the equity accounting method.

Change of year end

The company changed its year end from 31 March to 31 December with effect as of 31 December 2000. The comparative reporting period is therefore the nine month period ended 31 December 2000.

Basis of consolidation

The consolidated financial statements include the financial statements of the Group and all of its subsidiary undertakings up to 31 December 2001. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Associates and joint ventures

An associate is an undertaking in which the Group has a long-term participating interest, usually from 20 % to 50 % of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

Goodwill

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 (Goodwill and Intangible Assets) was adopted, was set off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 April 1998 is capitalised. Positive goodwill is fully amortised by equal annual instalments over its estimated useful life, currently not more than 20 years.

Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

Income recognition

Turnover, from plants subject to power purchase agreements (PPAs), is recognised in accordance with the contract terms. Turnover from merchant plants is recognised as output delivered after taking account of related hedging contracts. Liquidated damages (LDs), principally in respect of late commissioning, are currently included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

Pension costs

For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

For defined contribution arrangements, contributions are charged to the profit and loss account as they fall due.

Research and development

Expenditure on fixed assets used for research and development is written off over the expected useful life of the relevant asset; all other research and development expenditure is charged to the profit and loss account as incurred.

Development expenditure

Development expenditure is principally incurred in identifying and developing investment opportunities and typically includes feasibility studies, pre-bid costs, legal, professional and other related advisory costs.

Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is reasonably certain that the project will proceed to completion.

Foreign exchange

The profits or losses of overseas subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange. Balance sheets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates.

Exchange differences arising on the retranslation at closing rates of overseas subsidiary undertakings' balance sheets and net investments in associates and joint ventures, together with the adjustments to convert the balance of retained profits to closing rates, are taken directly to reserves.

Transactions denominated in foreign currencies arising in the normal course of business are translated into sterling at the exchange rate ruling on the date payment takes place unless related or matching forward foreign exchange contracts have been entered into, when the rate specified in the contract is used. Monetary assets and liabilities expressed in foreign currencies that are not covered by hedging arrangements are translated into sterling at the rates of exchange ruling at the balance sheet date and any difference arising on the retranslation of those amounts is taken to the profit and loss account.

Interest

Interest on borrowings relating to major capital projects with long periods of development is capitalised during their construction and written off as part of the total cost over the useful life of the asset. All other interest is charged to the profit and loss account as incurred. Included within the interest charge in the profit and loss account is the unwinding of discounts on long-term provisions.

Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation and any provision for impairment in value. In the case of assets constructed by us, cost includes related works and attributable overheads, commissioning costs and borrowing costs as defined under FRS 15 (Tangible Fixed Assets). Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date.

Depreciation is calculated so as to write down the cost of tangible fixed assets to their residual value evenly over their estimated useful lives. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.

Tangible fixed assets are reviewed for impairments if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cashflows of the relevant income generating unit or disposal value, if higher. If an asset is impaired, a provision is made to reduce its carrying amount to the estimated recoverable amount. The discount rate applied is based upon the group's weighted average cost of capital with appropriate adjustment for risks associated with the relevant unit.

The depreciation charge is based on the following estimates of useful lives:

                                                                                      Years
                                                                                  --------------
Hot gas path Combined Cycle Gas Turbine (CCGT) blades, on average................           2-4
Computer equipment and software..................................................           3-5
Fixtures, fittings, tools and equipment..........................................           4-5
Power stations...................................................................         20-40

Freehold land is not depreciated.

Maintenance and repair costs are expensed as incurred, except as discussed below.

Major Planned Overhauls and Associated Maintenance Costs

The cost of major planned overhauls and associated maintenance is charged to the profit and loss account in the year it is incurred. The two exceptions to this relate to Hot Gas Path Blades and Vanes and any investment type maintenance that improves the performance of the plant to the extent that it exceeds the original design specification performance.

Hot Gas Path Blades and Vanes are recorded as additions to fixed assets in the year they are fitted into the plant and depreciated over 2-4 years.

Investment type maintenance is capitalised in the year it is expended and depreciated over the remaining life of the generating units.

Other fixed asset investments

Other fixed asset investments are stated at cost less provision for any impairment in value.

Current asset investments

Current asset investments are stated at the lower of cost and market value.

Stocks

Operating stocks consist of fuel and stores and are valued at the lower of cost and net realisable value. These are included as current assets.

Deferred taxation

Deferred taxation arises in respect of items where there is a timing difference between their treatment for accounting purposes and their treatment for taxation purposes. Provision for deferred taxation, using the liability method, is made to the extent that it is probable that the liability or asset will crystallise in the foreseeable future.

To the extent that dividends remitted from overseas subsidiary undertakings, associates and joint ventures are expected to result in additional tax liabilities, appropriate amounts have been provided. No taxes have been provided for unremitted earnings from overseas when such amounts are considered permanently reinvested.

Financial instruments

The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy section. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument using an interest method.

Interest rate management

Exposure to movements in interest rates is managed by the use of debt instruments, swaps, options and forward rate agreements. All financial instruments are transacted with respect to a known debt or cash position and are accounted for on an accruals basis. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate.

Should derivative instruments be terminated early as a result of the removal of the underlying debt or cash position, the realised gain or loss that arises will be recognised immediately. If, however, the relevant debt or cash position remains, and there has been no material change in the allocation of risk between counterparties, the realised gain or loss from terminated instruments will be amortised over the life of that original hedged position.

Foreign exchange management

In accordance with our policy, exposure to movements in foreign exchange rates is managed by the use of debt instruments, forward contracts, swaps and options. The notional amounts of derivative instruments are revalued at the exchange rates prevailing at the balance sheet date and the exchange gains or losses are taken directly to reserves and included in the statement of total recognised gains and losses in accordance with SSAP 20 (Foreign currency translation).

Use of estimates in the preparation of financial information

The preparation of financial information in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exceptional items

Under UK GAAP, an item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate. The following items are required to be separately disclosed on the face of the profit and loss account:

o    Profits or losses in the sale or termination of an operation;

o Costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the company's operations; and

o    Profits or losses on the disposal of fixed assets.


New UK Accounting Standards

The financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

i)   FRS  17   (Retirement   benefits)  -  The  Group  has  complied  with  the
     transitional disclosure requirements of the standard. The standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognised gains and losses.

ii) FRS 18 (Accounting policies) - The Group complies with this standard, which deals with the selection, application and disclosure of accounting policies in financial statements.

Compliance with the above new standards has not given rise to any restatement of figures reported for prior periods, though a restatement in respect of FRS 17 is expected when full compliance is required.

In addition, FRS 19 (Deferred tax) was issued by the UK Accounting Standards Board. The standard requires full provision of deferred tax. The Group will implement the standard in its 2002 Annual Report.

2    Segmental analysis

We are a global energy group comprising international power generation activities. The UK energy business (other than Deeside) was transferred to Innogy as part of the demerger of National Power plc which became effective on 30 September 2000.

The international operations are managed on a geographical basis reflecting the different characteristics within each geographical market.

Change in segment reporting

As announced within our 2001 third quarter results, we redefined our business segments with effect from 31 December 2001 to reflect:

o our strategic focus on three principal geographic areas: North America, Europe and Middle East and Australia;

o    a more coherent geographic grouping of our power portfolio; and

o the fact that each of our proposed segments tend to share common characteristics, including their political risk profile, currency risk profiles and competitive environment. The following table sets forth our previous business segments and our new business segments:

     ------------------------------------ ----------------------------
     Previous Business Segments           Current Business Segments
     ------------------------------------ ----------------------------
     North America                        North America
     ------------------------------------ ----------------------------
     Central and Northern Europe          Europe and Middle East
     ------------------------------------ ----------------------------
     Western Mediterranean                Europe and Middle East
     ------------------------------------ ----------------------------
     Eastern Mediterranean
              Investments in Turkey       Europe and Middle East
              Investments in Middle East  Europe and Middle East
              Investments in Pakistan     Rest of World
     ------------------------------------ ----------------------------
     Asia                                 Rest of World
     ------------------------------------ ----------------------------
     Australia                            Australia
     ------------------------------------ ----------------------------


(a)      By class of business

                                Year ended        9 months ended 31 December                Year ended 31 March
                               31 December
                               -------------------------------------------------------------------------------------------
                                   2001                      2000                                   2000
                               -------------------------------------------------------------------------------------------
                                Continuing   Continuing  Discontinued    Group      Continuing   Discontinued    Group
                                   (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Group turnover

Electricity generation........        1,103          762           --          762        1,019           --        1,019
Discontinued operations.......           --           --        1,578        1,578           --        3,385        3,385
Corporate.....................           --           --           --           --            2           15           17
                               ----------------------------------------------------------------- ------------ ------------
                                      1,103          762        1,578        2,340        1,021        3,400        4,421
Less: turnover of joint               (139)         (96)          (5)        (101)         (78)          (5)         (83)
ventures
Less: turnover of associates          (407)        (382)           --        (382)        (586)          (1)        (587)
                               ----------------------------------------------------------------- ------------ ------------
                                        557          284        1,573        1,857          357        3,394        3,751
                               ================================================================= ============ ============


                             Year ended         9 months ended 31 December                Year ended 31 March
                             31 December
                             ------------ ------------------------------------------------------------------------------
                                2001                       2000                                   2000
                             ------------ ------------------------------------------------------------------------------
                             Continuing   Continuing   Discontinued    Group      Continuing  Discontinued    Group
                             ------------ ------------ -----------------------------------------------------------------
                                (pound)m     (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Profit before interest and
taxation (excluding all
exceptional items)
Electricity generation ...           354          201            --          201          228           --          228
Discontinued operations...            --           --           166          166           --          623          623
Corporate costs...........          (28)         (34)          (46)         (80)         (37)        (108)        (145)
                             ------------ ------------ -----------------------------------------------------------------
                                     326          167           120          287          191          515          706
                             ============ ============ =================================================================


(b)......By geographical area

                              Year ended         9 months ended 31 December                Year ended 31 March
                              31 December
                              ------------ ------------------------------------------------------------------------------
                                 2001                       2000                                   2000
                              ------------ ------------------------------------------------------------------------------
                              Continuing   Continuing   Discontinued    Group      Continuing  Discontinued    Group
                              ------------ ------------ -------------------------- --------------------------------------
                                 (pound)m     (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Group turnover
North America                         237          115            --          115           85           --           85
Europe and Middle East                521          405         1,578        1,983          541        3,400        3,941
Australia                             194          106            --          106          134           --          134
Rest of World                         151          136            --          136          261           --          261
                              ------------ ------------ -----------------------------------------------------------------
                                    1,103          762         1,578        2,340        1,021        3,400        4,421
Less: turnover of joint                           (96)           (5)        (101)
ventures                            (139)                                                 (78)          (5)         (83)
Less: turnover of associates        (407)        (382)            --        (382)        (586)          (1)        (587)
                              ------------ ------------ -----------------------------------------------------------------
                                      557          284         1,573        1,857          357        3,394        3,751
                              ============ ============ =================================================================




                                    Year ended        9 months ended 31 December                Year ended 31 March
                                   31 December
                                   -------------------------------------------------------------------------------------------
                                       2001                      2000                                   2000
                                   -------------------------------------------------------------------------------------------
                                    Continuing   Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                   ------------------------------------------------------------------------------ ------------
                                       (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Profit before interest and tax
North America....................            93           34            -           34           32            -           32
Europe and Middle East...........           141           88          166          254          115          623          738
Australia........................            72           46            -           46           55            -           55
Rest of World....................            48           33            -           33           26            -           26
                                   ------------------------------------------------------------------------------ ------------
                                            354          201          166          367          228          623          851
Corporate costs..................          (28)         (34)         (46)         (80)         (37)        (108)        (145)
                                   ------------------------------------------------------------------------------ ------------
Profit/(loss) before interest               326          167          120          287          191          515          706
and tax (excluding exceptional
items)
Exceptional items................            30         (99)        (233)        (332)        (334)          237         (97)
                                   ------------------------------------------------------------------------------ ------------
Profit/(loss) before interest               356           68        (113)         (45)        (143)          752          609
and tax..........................  ============================================================================== ============

North America profit before interest and tax includes other income in respect of the late commissioning and performance recovery of new power plants amounting to (pound)80 million (nine months ended 31 December 2000: (pound)28 million; year ended 31 March 2000: (pound)nil). These amounts have previously been disclosed in turnover and have been reclassified to net operating costs.

The sales of electricity generated in each geographic region are made solely to customers in the same geographic region.

The comparative figures for turnover and net operating costs have been restated to conform with the current basis of presentation. The segment reporting has been changed in the current period to better represent the way in which the business is managed.

In the year ended 31 December 2001 billings of (pound)16 million (nine month period to 31 December 2000: (pound)12 million) in respect of operations and maintenance services are netted against operating costs.

Acquisitions in the year ended 31 December 2001 contributed (pound)22 million (nine months ended 31 December 2000: (pound)10 million; year ended 31 March 2000: (pound)71 million) and (pound)10 million (nine months ended 31 December 2000: (pound)5 million; year ended 31 March 2000: (pound)11 million) respectively to turnover and operating profits of the continuing business.

In the year ended 31 December 2001, profit before tax derived from UK operations was (pound)2 million.

Exceptional items are analysed by geographic region as follows:


                                    Year ended        9 months ended 31 December                Year ended 31 March
                                   31 December
                                   -------------------------------------------------------------------------------------------
                                       2001                      2000                                   2000
                                   -------------------------------------------------------------------------------------------
                                    Continuing   Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                   ------------------------------------------------------------------------------ ------------
                                       (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Exceptional items
North America....................                         --           --           --           --           --           --
Europe and Middle East...........            20           --        (227)        (227)         (41)          237          196
Australia........................                         --           --           --        (125)           --        (125)
Rest of World....................             2           --           --           --        (150)           --        (150)
Corporate costs..................             8         (99)          (6)        (105)         (18)           --         (18)
                                   ------------------------------------------------------------------------------ ------------
Exceptional items................            30         (99)        (233)        (332)        (334)          237         (97)
                                   ============================================================================== ============

We have also incurred an exceptional interest charge of (pound)29 million during the year ended 31 December 2001. Further details are given in note 9.



                                    Year ended        9 months ended 31 December                Year ended 31 March
                                   31 December
                                   -------------------------------------------------------------------------------------------
                                       2001                      2000                                   2000
                                   -------------------------------------------------------------------------------------------
                                    Continuing   Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                   ------------------------------------------------------------------------------ ------------
                                       (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Depreciation
North America....................            32            7            -            7            6           --            6
Europe and Middle East...........            28            9           56           65           20          229          249
Australia........................            31           20           --           20           28           --           28
Rest of World....................             4            4           --            4            6           --            6
                                   ------------------------------------------------------------------------------ ------------
                                             95           40           56           96           60          229          289
                                   ============================================================================== ============


                                Year ended 31      9 months ended 31 December 2000            Year ended 31 March 2000
                                December 2001
                                --------------- ------------------------------------------------------------------------------
                                  Continuing    Continuing   Discontinued    Group      Continuing  Discontinued    Group
                                --------------- ------------ -----------------------------------------------------------------
                                      (pound)m     (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Capital Expenditure
North America..................            295          442            --          442          392           --          392
Europe and Middle East.........            208           11           140          151          389          244          633
Australia......................             26           62            --           62           66           --           66
Rest of World..................             67           19            --           19           27           --           27
                                --------------- ------------ -----------------------------------------------------------------
                                           596          534           140          674          874          244        1,118
                                =============== ============ =================================================================

Capital expenditure is analysed below:



                                 Year ended          9 months ended December                  Year ended 31 March
                                31 December
                                ------------- ------------------------------------------------------------------------------
                                    2001                       2000                                   2000
                                ------------- ------------------------------------------------------------------------------
                                 Continuing   Continuing   Discontinued    Group      Continuing  Discontinued      Group
                                ------------- ------------ ------------ ----------------------------------------------------
                                    (pound)m     (pound)m     (pound)m      (pound)m     (pound)m     (pound)m     (pound)m
Additions to tangible fixed assets       399          519          129           648          490          242          732
Tangible fixed assets acquired
with subsidiary undertakings...          197           15           11            26           --            2            2
Additions to fixed asset
investments....................           --           --           --            --          384           --          384
                                ------------- ------------ ------------ ----------------------------------------------------
                                         596          534          140           674          874          244        1,118
                                ============= ============ ============ ====================================================


(c)  Net operating assets employed by division


                                                         Net operating assets
                                                  ------------------------------
         Geographical analysis by origin          31 December 2001  31 December
                                                                           2000
------------------------------------------------------------------- ------------
                                                          (pound)m     (pound)m

North America...........................................     1,287          998
Europe and Middle East..................................       676          630
Australia...............................................       778          851
Rest of World...........................................       299          331
Corporate and development...............................     (205)         (59)
                                                         ---------- ------------
Net operating assets....................................     2,835        2,751
Borrowings..............................................   (1,540)      (1,178)
Cash and short-term deposits............................       643          107
Deferred tax............................................      (27)         (27)
Taxation................................................      (57)         (28)
Goodwill - on acquisition of associated                        24          136
undertakings............................................
Goodwill - on acquisition of subsidiary                       (26)         (26)
undertakings............................................
                                                         ---------- ------------
Net assets per consolidated balance sheet...............     1,852        1,735
                                                         ========== ============

3    Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):


                                    Year ended        9 months ended 31 December                Year ended 31 March
                                   31 December
                                   -------------------------------------------------------------------------------------------
                                       2001                      2000                                   2000
                                   -------------------------------------------------------------------------------------------
                                    Continuing   Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                   ------------------------------------------------------------------------------ ------------
                                       (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Depreciation of tangible fixed assets       95            40           56           96           60          229          289
Amortisation of intangible fixed            (1)
assets...........................                         --           14           14           --           25           25
Research and development costs               --           --            7            7           --           17           17
Development costs net of
recoveries and amounts                       18
capitalised......................                          7           --            7           20           --           20
Operating exceptional items                   2
(Note 9).........................                         --          227          227          320        1,073        1,393
Operating lease premiums                     --
receivable.......................                         --         (68)         (68)           --        (200)        (200)
Property lease rentals payable
(net of recoveries)..............             3            5            3            8            5            3            8
Profit on disposal of fixed
assets (excluding exceptional               (1)
items)...........................                         --           --           --           --         (15)         (15)
Foreign exchange (gains)/losses..             1          (2)           --          (2)           11           --           11
Auditors' remuneration -- audit
fees.............................           0.7          0.7          0.2          0.9          0.5          0.4          0.9
Auditors' remuneration -- other
fees paid to the auditors and
their associates for services....           1.0          7.3          0.1          7.4          5.0           --          5.0
                                   ============================================================================== ============

4    Net operating costs before exceptional items



                                    Year ended        9 months ended 31 December                Year ended 31 March
                                   31 December
                                   -------------------------------------------------------------------------------------------
                                       2001                      2000                                   2000
                                   -------------------------------------------------------------------------------------------
                                    Continuing   Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                   ------------------------------------------------------------------------------ ------------
                                       (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m

Cost of sales                               383          205          956        1,161          163        1,739        1,902
Other operating costs                       105           60          499          559          140        1,143        1,283
Other operating income                     (96)         (40)           --         (40)           --           --           --
                                   ------------------------------------------------------------------------------ ------------
                                            392          225        1,455        1,680          303        2,882        3,185
                                   ============================================================================== ============

Other operating income includes compensation for the late commissioning of plants and billings in respect of operations and maintenance services.


5    Interest receivable and similar income

                                                                  Year       9 months       Year
                                                                 ended         ended        ended
                                                              31 December   31 December   31 March
                                                              ------------- -------------------------
                                                                  2001         2000         2000
                                                              ------------- ------------ ------------
                                                                  (pound)m     (pound)m     (pound)m

a) Group interest receivable and similar income
Interest receivable and similar income.......................           24           83          100
                                                              ------------- ------------ ------------
Total Group interest receivable and similar income...........           24           83          100
                                                              ============= ============ ============

b) Interest receivable of associates and joint ventures
Share of interest receivable of associates...................            -            3            7
                                                              ------------- ------------ ------------
                                                                         -            3            7
                                                              ============= ============ ============


6    Interest payable and similar charges

                                                               Year ended     9 months     Year ended
                                                              31 December     ended 31      31 March
                                                                              December
                                                              ------------- -------------- ------------
                                                                  2001          2000          2000
                                                              ------------- -------------- ------------
a) Group interest payable and similar charges                     (pound)m       (pound)m     (pound)m
Interest on:
                                                              -----------------------------------------
  Bank loans and overdrafts..................................          103             92          122
  Other borrowings...........................................           16             57           99
                                                              -----------------------------------------
                                                                       119            149          221

Interest charge on discounted provision......................            -              -           16
Finance charges payable - finance leases.....................            -             12           28
Finance charges on discounting of deferred consideration.....            4             --           --
                                                              ------------- -------------- ------------
Total interest payable and similar charges before                      123            161          265
capitalisation and exceptional interest......................
Interest capitalised.........................................         (23)           (12)         (36)
                                                              ------------- -------------- ------------
Total Group interest payable and similar charges - ordinary..          100            149          229
Exceptional interest (note 9)                                           29              -            -
                                                              ------------- -------------- ------------
Total Group interest payable and similar charges.............          129            149          129
                                                              ============= ============== ============

b) Interest payable of associates and joint ventures
Share of interest payable of joint ventures                             14             11           13
Share of interest payable of associates                                 33             37           57
                                                              ------------- -------------- ------------
                                                                        47             48           70
                                                              ============= ============== ============

7.   Directors' and employees' remuneration

Directors' aggregate remuneration

The table below shows the aggregate remuneration of the International Power plc Directors for the year ended to 31 December 2001 and compares it with the figures for the nine months ended 31 December 2000. For the purpose of clarity, this table includes 2000 and 2001 information for the members of the Board of the continuing business (International Power plc) and 2000 information for the Directors of National Power PLC.



                                                                            Aggregate     Aggregate     Aggregate
                                                                          remuneration  remuneration  remuneration
                                                                             year to     9 months to     year to
                                                   Performance             31 December   31 December  31 March 2000
                                                     related    Other         2001          2000
                               Salary      Fees       bonus     benefits
                              ---------- --------- ----------- ---------- ------------ -----------------------------
                               (pound)    (pound)    (pound)    (pound)      (pound)       (pound)       (pound)

Sir Neville Simms*              175,000         --         --        --       175,000        56,250        25,000
J M Amusategui*(1)
(resigned 25.7.2001)                 --     14,583         --        --        14,583        16,250        11,667
P G Cox (2)(6)                  260,000         --    121,680    78,975       460,655       104,173            --
D W Crane (2)(6)                260,000         --    121,680    85,349       467,029       104,880            --
P Giller (3)(6)                 473,798         --         --    57,200       530,998       155,224            --
D R Hendrix*(1)                      --     25,000         --        --        25,000        16,250        20,000
A R Isaac *(1)                       --     30,000         --        --        30,000         7,500            --
J J Moore (4)
(resigned 31.1.2001)             18,433         --         --        --        18,433     1,073,798            --
J D Taylor *(1)                      --     25,000         --        --        25,000         6,250            --
Sir John Collins **(5)               --         --         --        --            --       112,500       150,000
G A Brown **(5)                      --         --         --        --            --     1,368,521       482,085
A Carnwath *                         --         --         --        --            --        10,000        20,000
B M Count ***                        --         --         --        --            --       145,704       343,236
C B Gough * (***)                    --         --         --        --            --        16,250        25,000
R M Witcomb **(5)                    --         --         --        --            --       652,390       342,796
K N Henry (resigned 28.4.99)         --         --         --        --            --            --       467,068
Sir Alastair Morton *
(resigned 29.2.00)                   --         --         --        --            --            --        20,000
M Raznahan (resigned                 --         --         --        --            --            --       513,625
17.11.99)
                              ---------- -------------------------------------------------------------------------
Total........................ 1,187,231     94,583    243,360   221,524     1,746,698     3,845,940     2,420,477
                              ========== =========================================================================

*........Non-Executive

**.......Directors of National Power PLC who terminated their appointments on demerger

***......Directors of National Power PLC who transferred to Innogy Holdings PLC.

Notes

(1) The International Power plc Non-Executive Directors fees are split between an annual fee of (pound)15,000 for Board membership, a fee for attendance at Board meetings and for general duties as Directors. They each receive a further (pound)10,000 per annum for their membership of Board Committees. In addition, Tony Isaac receives an additional fee of (pound)5,000 per annum for his role as Senior Independent Director.

(2) David Crane and Philip Cox both received a cash supplement of 25% of base salary in lieu of pension scheme arrangements, a company car allowance and private medical insurance, all of which are included in other benefits.

(3) On 2 October 2000, Peter Giller was allotted a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three-year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were allotted to him on 2 October 2001. A further one third will be allotted on the anniversaries of his appointment to the Board in 2002 and 2003. If he leaves the Company during this period, he will receive a time apportioned number of Ordinary Shares. The salary stated in the above table reflects the time apportioned value of his 2001 allotment, based on the share price at 2 October 2001 of 213p per share at the time of the allotment and of 201p per share at 31 December 2001. In addition, he is provided with a weekly cash supplement of (pound)1,100 in respect of housing costs incurred.

(4) Agreement was reached with James Moore as to the terms of his resignation on 4 December 2000. He resigned on 31 January 2001 when he received a contractual payment of US$750,000 and he received a final contractual payment of US$750,000 on 31 July 2001. These payments are included in his aggregate 2000 remuneration of (pound)1,073,798. He also received a cash payment of US$216,698 being the sum due from his Supplemental Retirement Plan.

(5) The aggregate remuneration for the nine months to 31 December 2000 includes their termination payments.

(6) The aggregate remuneration for the nine months to 31 December 2000 for Peter Giller, Philip Cox and David Crane includes their remuneration for the period October to December 2000 only.

Summary of emoluments and benefits

                                Year ended   9 months ended  Year ended 31
                                31 December    31 December       March
                               ---------------------------------------------
                                   2001           2000            2000
                               ---------------------------------------------
                                  (pound)000      (pound)000     (pound)000
Aggregate emoluments                   1,747           2,041          1,774
Termination payments                      --           1,805            646
Performance Share Plan                    --              --             --
Long-Term Incentive Plan                  --              --             --

Highest paid Director

The aggregate emoluments of the highest paid Director, P Giller, were (pound)530,998 (nine months to 31 December 2000: G A Brown (pound)1,368,521; year ended 31 March 2000: G A Brown (pound)482,085).

Directors' Pension Benefits

With regard to the current Executive Directors of International Power plc, there are no Pension Scheme arrangements in which they participate. The Executive Directors receive the following cash benefit in lieu of any pension arrangements.


                       Percentage of base         Cash allowance        Cash allowance
                    salary paid in lieu of       received for the      received for the
                            pension                 year to 31        period October 2000
                          arrangements             December 2001      to 31 December 2000
                    ---------------------------------------------------------------------
                         ((pound)000)             ((pound)000)           ((pound)000)
P Giller                         N/a                N/a                     N/a
D W Crane                         25                 65                      14
P G Cox                           25                 65                      14
                    ---------------------------------------------------------------------

James Moore (resigned 31 January 2001) participated in the American National Power, Inc. Retirement Plan for the period of his employment and this provides for an annual contribution of 10 % of total compensation in the relevant calendar year, subject to US Internal Revenue Code limits. He also participated in the American National Power, Inc. Savings Plan under which employees are allowed to defer up to 12 % of base salary for the relevant calendar year, subject to US Internal Revenue Code limits. Mr Moore also participated in a Supplemental Retirement Plan under which ANP credits to his account amounts equal to (a) the difference between 10 % of his total compensation in the relevant calendar year and the amount actually paid to the American National Power, Inc. Retirement Plan on his behalf, and (b) the difference between 6 % of his base pay in the relevant calendar year and the amount actually paid by ANP to the American National Power, Inc. Savings Plan on his behalf.

Employees' remuneration

Salaries and other staff costs, including Directors' remuneration, were as follows:

                                   Year ended        9 months ended 31 December                Year ended 31 March
                                  31 December
                                  ------------ ------------------------------------------------------------------------------
                                     2001                       2000                                   2000
                                  ------------ ------------------------------------------------------------------------------
                                  Continuing    Continuing  Discontinued    Group      Continuing  Discontinued     Group
                                  ------------ ----------------------------------------------------------------- ------------
                                     (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Wages and salaries..............           62            39           48           87           46          112          158
Social security costs...........            3             2            4            6            3            9           12
Pension costs (note 8)..........            4             2            4            6            2           11           13
                                  ------------ ----------------------------------------------------------------- ------------
Total employees' remuneration...           69            43           56           99           51          132          183
Less: amount capitalised as
part of assets in the course of
construction....................          (4)            --           --           --          (1)          (1)          (2)
                                  ------------ ----------------------------------------------------------------- ------------

Total staff costs...............           65            43           56           99           50          131          181
                                  ============ ================================================================= ============

Employee numbers

The average number of employees during the financial period, analysed by activity was:

                                                 Year ended   9 months ended   Year ended
                                                31 December    31 December     31 March
                                                ------------ -----------------------------
                                                   2001           2000           2000
                                                ------------ -----------------------------
                                                   (pound)m         (pound)m     (pound)m
North America                                           200              142           74
Europe and Middle East                                  660              600          634
Australia                                               586              583          547
Rest of World                                           752            1,305        1,069
Corporate and development                               134              199          294
                                                ------------ -----------------------------
Average number of employees - continuing              2,332            2,829        2,618
business
Average number of employees - discontinued
business                                                 --            2,127        3,467
                                                ------------ -----------------------------
Total average number of employees                     2,332            4,956        6,085
                                                ============ =============================


The total average number of employees for the discontinued business for the nine months ended 31 December 2000 is a pro-rata share of the nine month average.

Executive share options and beneficial interests

Details of Executive share options held by the Directors during the three year period and beneficial interests in our Ordinary Shares are included in note 24.

8    Pension scheme funding

The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS) which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, one of which was the National Power section. On demerger the Principal Employer became Innogy plc, with International Power plc staff participating, temporarily, in the Innogy section of the ESPS. As at 31 December 2001, Innogy were responsible for the management of the scheme and its assets and liabilities. With effect from 1 April 2002, International Power established a new Group of the ESPS.

The Innogy section of the ESPS will be split and a transfer payment made to the International Power section of the ESPS. The split will be on a share-of-fund basis as set out in the actuary's memorandum from the Demerger Agreement. The actuarial assumptions and method used to determine the share of the fund have been agreed as those for the formal actuarial valuation of the Innogy section of the ESPS at 31 March 2001, however the actual share of fund transfer has not yet been finalised. The principal assumptions of the actuarial valuation are set out below.

Valuation date                              31 March 2001
Principal assumptions:
Investment return (pre-retirement)                6.8% pa
Investment return (post-retirement)               5.3% pa
Salary increases                                  3.8% pa
Pensions increases                                2.5% pa


During the year, contributions have been paid to the Innogy Group based on the actuarial valuation of that Group. The contributions paid during the year amounted to (pound)1 million.

The majority of employees taken on in the Rugeley acquisition are members of another section of the ESPS, the Eastern Electricity section.

During the six months since the Rugeley acquisition, contributions have been paid to the Eastern Electricity section based on the terms agreed in that acquisition. Contributions paid during the six months ended 31 December 2001 were less than (pound)1 million.

A transfer payment will be made from the Eastern Electricity section of the ESPS after International Power ceases participating in that section. The transfer payment will be based on assumptions agreed as part of the Rugeley acquisition.

Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas, and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria. At 30 June 2001, the market value of assets was 111% of accrued liabilities. The assets were (pound)39 million (AUD 111 million) and liabilities were (pound)35 million (AUD 99 million). The pension cost for 2001 was (pound)1 million. The principal assumptions are set out below:


Valuation date                                 30 June 2001
Principal assumptions:
Investment return                                   8.0% pa
Salary increases                                    6.0% pa
Pensions increases                                      n/a

In other countries employees are members of local social security schemes and in some cases defined contribution plans.

FRS 17

In accordance with the requirements of FRS 17 (Retirement Benefits), this note discloses the main financial assumptions made in valuing the liabilities of the schemes and the fair value of assets held. However, as permitted by FRS 17, the costs, accruals and prepayments recorded in the financial statements continue to be reported under the requirements of SSAP 24 (Accounting for Pension Costs).

International Power operates defined benefit schemes in the UK and Australia. The most recent actuarial valuations have been updated by independent qualified actuaries to take account of the FRS 17 reporting requirements for assessing the liabilities of the schemes at 31 December 2001. The market value of scheme assets at 31 December 2001 are as follows:


Financial Assumptions                                                 UK       Australia
                                                                       %               %
Discount rate                                                        5.8            7.25
Rate of increase in salaries                                         4.0             4.0
Inflation rate                                                       2.5             3.0
Increase in deferred benefits during deferment                       2.6             n/a
Increases to pensions payments                                       2.6             n/a
                                                              ------------- ---------------


The assets in the schemes and expected rates of return were:

Long term rate of return expected at 31 December 2001                 UK       Australia
                                                                       %               %
Equities...................................................          7.4             7.5
Bonds .....................................................          4.9             5.5
Other......................................................            -             5.5
                                                              ------------- ---------------

Value at 31 December 2001                                             UK       Australia    Total
                                                              ------------- --------------- -------------
                                                                (pound)m        (pound)m      (pound)m
Equities...................................................           19              23            42
Bonds .....................................................           16              12            28
Other......................................................            -               5             5
                                                              ------------- --------------- -------------
                                                                      35              40            75
                                                              ============= =============== =============



The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS17:

                                                                   UK          Australia      Total
                                                              ------------- -------------- -------------
                                                                (pound)m       (pound)m      (pound)m

Total market value of assets                                          35             40            75
Present value of scheme liabilities                                 (39)           (25)          (64)
(Deficit)/surplus in the scheme                                      (4)             15            11
Related deferred tax liability                                         1            (5)           (4)
                                                              ------------- -------------- -------------
Net pension (liability)/ asset                                       (3)             10             7
                                                              ============= ============== =============

If the above amounts had been recognised in the financial statements, International Power's net assets at 31 December 2001 would be as follows:

                                                           (pound)m
Net assets per consolidated balance sheet                    1,852
FRS 17 pension asset                                             7
                                                        -------------
Net assets including FRS 17 pension asset                    1,859
                                                        =============

9    Exceptional items


                                                                  Year ended   Nine months to   Year ended
                                                                 31 December    31 December      31 March
                                                                ------------------------------ --------------
                                                                    2001           2000           2000
                                                                ------------------------------ --------------
                                                                    (pound)m       (pound)m       (pound)m
Net operating exceptional  items charged/(credited):
   Continuing
     Impairment provisions.....................................            -              -            281
     Gas swaps and hedges......................................            -              -             35
     Reorganisation costs......................................            -              -              4
     Release of provision in respect of onerous property lease.          (8)              -              -
     Bank guarantee charge in respect of a trade investment....           10              -              -
                                                                ------------------------------ --------------
                                                                           2              -            320
                                                                ------------------------------ --------------

   Discontinued
     Gas provision.............................................            -              -            495
     Gas swaps and hedges......................................            -              -            299
     UK coal plant impairments.................................            -              -            261
     Plant closure provision release...........................            -             21           (11)
     Buy-out of PPA contract...................................            -            206              -
     Reorganisation costs......................................            -              -             29
                                                                ------------------------------ --------------
                                                                           -            227          1,073
                                                                ------------------------------ --------------

Group exceptional items charged to operating profit                        2            227          1,393
                                                                ============================== ==============



Non-operating exceptional items:
   Continuing
     Profit on disposal of fixed asset investment..............         (30)              -              -
     Sale/termination of Chinese operations....................          (2)             25              -
     Demerger costs............................................            -             49             14
     Restructuring costs.......................................            -             25              -
                                                                ------------------------------ --------------
                                                                        (32)             99             14
                                                                ------------------------------ --------------

   Discontinued
     Profit on disposal of UK power stations...................            -              -        (1,310)
     Demerger costs............................................            -              4              -
     Restructuring costs.......................................            -              2              -
                                                                ------------------------------ --------------
                                                                           -              6        (1,310)
                                                                ------------------------------ --------------

Group non-operating exceptional items                                   (32)            105        (1,296)
                                                                ============================== ==============

     Exceptional interest charges:
Close out of interest rate swaps...............................           29              -              -
                                                                ------------------------------ --------------
Exceptional interest payable and similar charges                          29              -              -
                                                                ------------------------------ --------------

Total exceptional items before taxation                                  (1)            332             97
                                                                ============================== ==============

The exceptional items had no material effect on the tax charge for either the year ended 31 December 2001 or the nine months ended 31 December 2000 (year ended 31 March 2000: credit (pound)34 million).

Year ended 31 December 2001

The group accounts for the year ended 31 December 2001 record five exceptional items: An onerous lease provision was reassessed in the period to take account of the anticipated results of the rent reviews and to reflect the impact of previously vacant space which was leased during the year. As a result of this reassessment, (pound)8 million of the provision was released.

During the period the Group provided (pound)10 million in respect of a bank guarantee given on behalf of its trade investment, Elcogas. It is probable that the guarantee will be called to prevent Elcogas from breaching capital structure requirements under the Spanish Commercial Code.

On 25 July 2001, the group sold its investment in Union Fenosa Generacion SA realising a profit of (pound)32 million. Further details of the disposal are given in note 28.

During the period the China exit provision (created in the nine month period ended 31 December 2000) was reassessed following the disposal of the majority of its remaining investments in China. As a result of this reassessment, (pound)2 million of the provision was released.

The exceptional interest charge of (pound)29 million represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia.

Nine months ended 31 December 2000

Continuing

In the nine months ended 31 December 2000 an accrual of (pound)25 million was made to cover exit costs from China following the decision to sell the Group's interests in the four Chinese subsidiaries made previously by National Power and to withdraw from the Chinese market. This provision includes an impairment charge of (pound)13 million to write-down the carrying value of these assets to their estimated net realisable value, a (pound)7 million loss on the call of bid bond and (pound)5 million of disposal costs.

In addition, (pound)49 million in exceptional costs were recorded relating to costs arising out of the demerger of Innogy. Professional fees of (pound)33 million included accounting fees of (pound)7 million, legal fees of (pound)8 million, investment banking fees of (pound)15 million and other professional fees of (pound)3 million. Also included were severance costs of (pound)12 million and headquarter relocation and other costs of (pound)4 million.

Other non-operating exceptional costs of (pound)25 million correspond to restructuring costs following the demerger of Innogy. These include severance costs of (pound)16 million, office relocation costs of (pound)7 million and other exceptional staff costs of (pound)2 million.

Discontinued

Operating exceptional items under "Discontinued" activities correspond to the buyout by Innogy of the Teeside power purchase agreement at (pound)206 million and (pound)21 million costs associated with the closure of the Blyth power station in the UK, which comprise (pound)10 million severance costs relating to 130 terminated staff, (pound)9 million demolition costs and (pound)2 million other closure costs.

Year ended 31 March 2000

Continuing

International impairment reviews were conducted in the year ended 31 March 2000 for the following principal assets:

Pakistan

During the year ended 31 March 2000, we wrote down the value of our investment in Hubco, a company in which we have a 26 % interest, by (pound)44 million and we wrote down the value of our investment in Kapco, a company in which we have a 36 % interest, by (pound)87 million. These writedowns arose as a result of legal proceedings which challenged the validity of the tariff to be paid by Pakistan's Water and Power Distribution Authority (WAPDA) for power produced by Hubco and Kapco. These disputes commenced in May 1998 (with respect to Hubco) and October 1998 (with respect to Kapco) and were aggressively defended through a series of legal and other actions.

At 31 March 1999, legal proceedings were in the early stages and we regarded the likelihood of a favourable resolution to the dispute as high based on our view of the merits of our case. We evaluated the carrying value of our investments in Hubco and Kapco at that time and we determined they were not impaired. By 31 March 2000, after extensive legal procedures and other attempts to enforce the original tariff had failed, it had become apparent that the dispute with WAPDA would not be resolved in our favour. Accordingly, at 31 March 2000 we again evaluated the carrying value of our investments in Hubco and Kapco, and in the light of the then current facts and circumstances, determined our investments in Hubco and Kapco were impaired in the amount of (pound)44 and (pound)87 million, respectively.

Although Hubco's shares are publicly traded in Pakistan and Luxembourg, the market value of our investment implied by the quoted market price of Hubco's publicly traded shares are unachievable due to restrictions on the sale of our shares imposed by the original investors' agreements with the Government of Pakistan. Kapco's shares are not publicly traded. Our investor agreements prohibit the sale of Kapco shares until 27 June 2002 and Hubco shares until 1 April 2007, except for transfers to the other initial investors or transfers approved by the Government of Pakistan. Our impairment evaluations as of 31 March 1999 and 2000 were therefore carried out using a discounted cash flow model based on what we believed was the most probable outcome of numerous variables, including, in particular, the estimated tariff level likely to be achieved upon completion of settlement negotiation. Other assumptions included the timing of the settlement and the discount rate. On 25 October 2000 and 17 December 2000, we reached non-binding agreements to settle the tariff disputes regarding Kapco and Hubco, respectively. The tariff rates included in those agreements are materially consistent with the assumptions used in the 31 March 2000 impairment analyses.

Australia

During the year ended 31 March 2000 the Group reviewed the carrying value of its investment in Hazelwood resulting in an impairment of (pound)125 million. The impairment evaluation as of 31 March 2000 was carried out using a discounted cash flow model based on a number of significant assumptions, including the forward price curve for Southern Australia, which forecasts electricity demand and pricing in that region.

The impairment charge was recorded in recognition that future electricity prices predicted at the time of the investment have not materialized, with actual prices, and forward prices predicted by the forward price curve at the time the impairment charge was recorded, lower than original predictions at the time of investments.

Other investments

A review was undertaken on other investments and as a result, impairments totalling (pound)25 million were made.

The discount rates used to arrive at the value in use for impairment tests are based on the cost of capital of the group adjusted by risk factors applicable to the individual income generating units. The rates were in the range 6 % to 16 %.

Costs associated with the Demerger totalled (pound)14 million and were charged as incurred.

We paid (pound)35 million to secure price modifications to the contracted gas supply not covered by the gas provision. These price modifications, effected by the use of gas swaps, broadly have the effect of changing the contract price of gas burned in our power stations to approximate the current market price.

Discontinued

An exceptional charge of (pound)495 million has been made in relation to that part of our long-term gas supply contracts, established in the early 1990's at prices substantially higher than current market prices. This provision represents the estimated loss that will be incurred in future periods as a result of the sale, through our retail gas business, of gas it is committed to purchase under its long-term supply contracts.

The provision was calculated by estimating the future benefit of the gas to be sold (using estimates of the size and timing of future sales volumes and the forward price curve) and deducting the estimated future cost of the gas under the long-term supply contracts. Changes to these estimates in future periods will result in additional charges or credits to the profit and loss account as appropriate.

In addition, we paid (pound)299 million to secure price modifications to the contracted gas supply not covered by the gas provision. These price modifications, effected by the use of gas swaps, broadly have the effect of changing the contract price of gas burned in our power stations to approximate current market price. (pound)200 million was subsequently received as collateral against expected future receipts under the gas swap contracts. This was included in creditors and at 31 March 2000 the balance outstanding was (pound)140 million.

Following the disposal of a significant element of the UK power plant portfolio and a reappraisal of the UK power market, we conducted impairment reviews of our older coal and oil-fired power stations and associated assets. As it was not possible to make a reasonable estimate of the net realisable value, these assets were written down to their value in use. The value in use was determined by discounting the cash flows expected to be generated by these stations. These cash flows were based upon the planned generation volumes and our forward curve for electricity prices (including contract income). Forecast expenditure was based upon individual power station business plans. The impairment of the British Port coal handling facility was undertaken on the same basis, taking into account the reduced coal requirements to calculate the net present value in use and comparing this to net book value.

10   Tax on profit on ordinary activities



                                                              Year ended     9 months     Year ended
                                                                             ended 31
                                                             31 December     December      31 March
                                                             ------------- ------------ --------------
                                                                 2001          2000          2000
                                                             ------------- ------------ --------------
                                                                 (pound)m       (pound)m     (pound)m
UK taxation:
Corporation tax............................................             1            (2)            1
Irrecoverable/(recoverable) Advance Corporation Tax (ACT)..             -              -            2
Deferred tax...............................................             -              -           18
Foreign taxation:
Overseas subsidiary taxation...............................            29              9            7
Share of joint ventures' taxation..........................             2              -            1
Share of associates' taxation..............................            26             14           22
                                                             ------------- -------------- ------------
                                                                       58             21           51
Deferred tax credit on exceptional item....................             -              -         (70)
Deferred tax charge on exceptional item....................             -              -           36
                                                             ------------- -------------- ------------
Total tax on profit on ordinary activities.................            58             21           17
                                                             ============= ============== ============


The tax charge has been reduced by utilisation of brought forward tax losses and the availability of certain overseas tax concessions.

The following table reconciles the statutory rate of UK corporation tax to the Group's effective tax rate on profit before exceptional items.

                                                   Year ended        9 months ended        Year ended
                                                 31 December 2001   31 December 2000    31 March 2000
                                                 -------------------------------------------------------
                                                                %                  %                 %

UK corporation tax rate                                        30                 30                30
Overseas tax rate adjustments                                   3                  2                --
Tax holidays                                                  (5)                 --                --
Permanent  differences  in  relation  to  plant                --                (8)              (11)
divestment
Other permanent differences                                   (1)                (3)                --
Tax     on     repatriation     of     overseas                 6                 --                --
earnings/dividends

Timing differences in relation to:
Property, plant and equipment..................               (7)                (2)                --
Tax losses.....................................                --                (6)                --
Other..........................................                 2                (1)               (9)
                                                 -------------------------------------------------------
Effective rate of taxation.....................                28                 12                10
                                                 =======================================================


11   Dividends

The dividends declared in the three financial periods to 31 December 2001 are shown below:

                                                             Year ended      9 months ended    Year ended
                                                           31 December 2001 31 December 2000 31 March 2000
                                                           -----------------------------------------------
                                                                                (pound)m       (pound)m

Interim  dividend of nil (December  2000: nil; March 2000:             --             --             62
5p).......................................................
Proposed final dividend of nil (December  2000: nil; March             --             --            113
2000: 10p)................................................
Demerger dividend.........................................             --            392             --
                                                           -----------------------------------------------
Total dividend............................................             --            392            175
                                                           ===============================================

The Group demerger dividend represents the book value of the net assets of the UK energy business as at the date of demerger, which were distributed to shareholders in the form of Ordinary Shares of Innogy Holdings plc.


12   Earnings per share (EPS)

                                                    Year ended 31   9 months ended 31 December    Year ended
                                                    December 2001              2000              31 March 2000
                                                    --------------- ---------------------------- ---------------
                                                                     Continuing
                                                        Group        operations       Group          Group
                                                    --------------- ---------------------------- ---------------
Earnings/(loss) per share                                    pence          pence         pence          pence
Basic
Before exceptional items                                    12.8             5.5          13.5            38.0
Exceptional items                                            0.1           (8.9)        (29.7)           (2.3)
                                                    --------------- ---------------------------- ---------------
After exceptional items                                     12.9           (3.4)        (16.2)            35.7
                                                    --------------- ---------------------------- ---------------
Diluted
Before exceptional items                                    12.5             5.5          13.5            37.9
Exceptional items                                            0.1           (8.9)        (29.7)           (2.3)
                                                    --------------- ---------------------------- ---------------
After exceptional items                                     12.6           (3.4)        (16.2)            35.6
                                                    --------------- ---------------------------- ---------------

Basis of calculation                                    (pound)m         (pound)m      (pound)m       (pound)m
Earnings
Profit    attributable   to   shareholders   before          143              61           151             462
exceptional items
Exceptional items                                              1            (99)         (332)            (28)
                                                    --------------- ---------------------------- ---------------
Profit    attributable   to   shareholders    after          144            (38)         (181)             434
exceptional items
Reduction in interest  charge  assuming  conversion
of the convertible US Dollar Bonds 2005                        7               -             -               -
                                                    --------------- ---------------------------- ---------------
Earnings  after  exceptional  items and taking into
account applicable dilutive instruments                      151            (38)         (181)             434
                                                    =============== ============================ ===============

Number of ordinary shares                                  Million        Million       Million        Million
Basic weighted average number of ordinary shares         1,117.5         1,116.9       1,116.9         1,216.7
Dilutive potential ordinary shares
    Employee share schemes                                   0.3               -             -             0.8
    Convertible US Dollar Bonds 2005                        83.8               -             -               -
                                                    --------------- ---------------------------- ---------------
Weighted  average number of ordinary  shares taking
account of applicable dilutive instruments               1,201.6         1,116.9       1,116.9         1.217.5
                                                    =============== ============================ ===============


13   Intangible assets

                                                    Goodwill     Negative        Total
                                                                  goodwill
                                               ---------------------------- -------------
                                                    (pound)m      (pound)m      (pound)m

Cost
At 1 January 2001                                          8          (34)          (26)
Additions                                                  -           (3)           (3)
Exchange rate differences                                  -             2             2
                                               ---------------------------- -------------
At 31 December 2001                                        8          (35)          (27)
                                               ============================ =============

Amortisation
At 1 January 2001                                        (1)             1             -
Credited in the year                                       -             1             1
Exchange rate differences                                  -             -             -
                                               ---------------------------- -------------
At 31 December 2001                                      (1)             2             1
                                               ============================ =============

Net book value
At 31 December 2001                                        7          (33)          (26)
At 31 December 2000                                        7          (33)          (26)
                                               ============================ =============

Goodwill arising on the acquisition of associated undertakings and joint ventures is set out in note 15 - fixed asset investments.

14   Tangible fixed assets


                                         Freehold      Plant and      Assets in          Total
                                         land and                     course of
                                         buildings     machinery     construction
                                                      and equipment
                                       ------------------------------------------- --------------
                                            (pound)m       (pound)m      (pound)m       (pound)m
Cost
At 1 January 2001....................            151          1,490           919          2,560
Additions............................              2             21           376            399
Subsidiary undertakings acquired.....             14            183             -            197
Subsidiary undertakings disposed of..           (17)           (40)             -           (57)
Reclassification and transfers.......           (66)            583         (524)            (7)
Disposals............................            (2)            (3)             -            (5)
Exchange rate differences............            (2)           (46)            18           (30)
                                       ------------------------------------------- --------------
At 31 December 2001..................             80          2,188           789          3,057
                                       ------------------------------------------- --------------

Depreciation
At 1 January 2001....................             16            330             -            346
Provided during the year.............              3             88             4             95
Subsidiary undertakings disposed of..            (4)           (15)             -           (19)
Disposals............................              -            (2)             -            (2)
Exchange rate differences............              -           (11)             -           (11)
                                       ------------------------------------------- --------------
At 31 December 2001..................             15            390             4            409
                                       ------------------------------------------- --------------
Net book value
At 31 December 2001..................             65          1,798           785          2,648
At 31 December 2000..................            135          1,160           919          2,214
                                       =========================================== ==============


Interest capitalised in the year was(pound)23 million (nine months to 31 December 2000:(pound)12 million). On a cumulative basis, the net book value of interest capitalised is(pound)80 million (31 December 2000:(pound)57 million).

The total value of land that is not depreciated included within freehold land and buildings was (pound)29 million (31 December 2000: (pound)14 million)

15   Fixed asset investments

                                                       Joint
                                                     ventures     Associated undertakings
                                                    ------------  -------------------------
                                                     Share of      Share of     Goodwill       Other        Total
                                                    net assets    net assets                investments
                                                    ------------  ------------------------- ------------ ------------
                                                       (pound)m      (pound)m     (pound)m     (pound)m     (pound)m

At 1 January 2001                                            92           502          136           94          824
Share of post-tax profit                                     11            76          (4)            -           83
Share of recognised gain                                      -             2            -            -            2
Distribution and loan repayments                            (7)          (52)            -            -         (59)
Disposals                                                     -         (237)        (105)            -        (342)
Exchange differences                                          5             2          (3)            3            7
                                                    ------------  ------------------------- ------------ ------------
As at 31 December 2001                                      101           293           24           97          515
                                                    ============  ========================= ============ ============

Included within the Group's share of net assets of joint ventures and associated undertakings is net debt of (pound)487 million as at 31 December 2001. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power.


Group share of associated undertakings' net assets           31 December 2001   31 December 2000
------------------------------------------------------------ -------------------------------------
                                                                      (pound)m           (pound)m
Share of fixed assets......................................                636              1,108
Share of current assets....................................                198                267
                                                             -------------------------------------
                                                                           834              1,375
                                                             -------------------------------------

Share of liabilities due within one year...................              (117)              (302)
Share of liabilities due after more than one year..........              (424)              (571)
                                                             -------------------------------------
                                                                         (541)              (873)
                                                             -------------------------------------

Share of net assets........................................                293                502
                                                             =====================================


                                                       Year ended      9 months ended    Year ended
Group share of results of associated undertakings      31 December      31 December    31 March 2000
and joint ventures                                        2001             2000
---------------------------------------------------- ---------------- --------------------------------
                                                            (pound)m         (pound)m        (pound)m
Share of turnover.......................................         546              483             670
Share of operating profit...............................         161              110             140
Share of income from continuing operations..............          86               50              53
Share of net income - group.............................          86               51              54


The Group investments that are listed on a recognised stock market are those in Prazska Teplarenska, the Hub Power Company Limited (Hubco), and Malakoff Berhad. The former is a joint venture, the latter two are associated undertakings.

The Group's share in Prazska Teplarenska was valued at (pound)34 million on the Prague Stock Market at 31 December 2001 (31 December 2000: (pound)38 million) compared with a book value of (pound)65 million (31 December 2000:
(pound)59 million).

The Group's share in Hubco was valued at(pound)54 million on the Karachi and Luxembourg  Stock Markets at 31 December 2001 (31 December  2000:  (pound)69
million)   compared  with  a  book  value   of(pound)71   million  (31  December
2000:(pound)54 million).

The Group's share in Malakoff Berhad was valued at (pound)99 million on the Kuala Lumpur Stock Market at 31 December 2001 (31 December 2000: (pound)90 million) compared with a book value of (pound)131 million (31 December 2000:
(pound)125 million).

We continually evaluate our investments for permanent impairment. We take into account our view of future cash flows from these investments when considering their carrying value. Our evaluation considers the above market prices but also takes into account the factors that affect them. These include restrictions on the ability to buy and sell these shares; the low volume of shares traded and the market for them.

After considering all factors, it is the opinion of our directors that as of 31 December 2001 the value of the above investments has not suffered permanent impairment in relation to their current net book value.

As a result of circumstances in Kazakhstan whereby we no longer exercise significant influence over the Karaganda Power Company Limited including the resignation of the International Power representatives on the boards of the operating companies, and there being no foreseeable circumstances in the future where this is likely to change, the investment in the joint venture has been reclassified as a trade investment since 1 April 2000. Since the year end, this investment has been sold.

Kot Addu Power Company Limited (Kapco), in which the Group holds 36%, was similarly reclassified as a trade investment on 1 April 2000.


16   Investments in subsidiary undertakings

                                                Country of
                                              incorporation and                            Percentage
Name and nature of business                     registration           Type of share      shareholding
--------------------------------------------- ------------------------------------------  --------------
Hazelwood Finance Limited Partnership*        Australia                Partners' Capital      75%
    (Financing company).....................
Hazelwood Power Partnership*                  Australia                Partners' Capital      92%
    (Power generation)......................
Elektrarny Opatovice A.S.*                    Czech Republic           Ordinary Shares        99%
    (Power generation)......................
International Power Global Developments       England and Wales        Ordinary Shares        100%
Limited
    (Project development -- overseas).......
Pelican Power Point Limited                   England and Wales @      Ordinary Shares        100%
    (Power generation)......................
Rugeley Power Limited                         England and Wales        Ordinary Shares        100%
    (Power generation)......................
Deeside Power Development Company Limited     England and Wales        Ordinary Shares        100%
    (Power generation)......................
National Power International Holdings BV *    The Netherlands**        Ordinary Shares        100%
    (Investment holding company)............
 Synergen Power Pty Ltd*                      Australia                Ordinary Shares        100%
    (Power generation)......................
Thai National Power Company Limited+*         Thailand                 Ordinary Shares        100%
    (Power generation)......................
Midlothian Energy Limited Partnership*        US                       Partners' Capital      100%
    (Power generation)......................
Milford Power Limited Partnership*            US                       Partners' Capital      100%
    (Power generation)......................
ANP Funding I  LLC *                          US                       Ordinary Shares        100%
    (Financing company).....................
International Power (Cayman) Limited          Cayman Islands**         Ordinary Shares        100%
    (Financing company)
International Power (Europe) Limited          England and Wales        Ordinary Shares        100%
    (Financing company)
ANP Blackstone Energy Company, LLC*           US                       Ordinary Shares        100%
    (Power generation)
ANP Bellingham Energy Company, LLC*           US                       Ordinary Shares        100%
    (Power generation)
Hays Energy Limited Partnership*              US                       Partners' Capital      100%
    (Power generation)
Al Kamil Power Company SAOC*                  Oman                     Ordinary Shares        100%
    (Power generation)......................


All subsidiary undertakings operate in their country of incorporation, except as indicated below.

All subsidiary undertakings have December year ends, except as indicated below.

*     Held by an intermediate subsidiary undertaking
+     Subsidiary undertakings with March year ends

@     Operates in Australia

**    Operates in the UK


17   Investments in associates and joint ventures


                                                    Country of
                                                 incorporation,
                                                 registration and   Accounting                    Percentage
Name and nature of business                        operation        period end    Type of share   shareholding
------------------------------------------------ ---------------- -------------- -------------- ---------------
Associated undertakings
Malakoff Berhad                                  Malaysia          31 August       Ordinary Shares   19%
    (Power generation)....................
The Hub Power Company Limited*                   Pakistan          30 June         Ordinary Shares   26%
    (Power generation)....................
Carbopego -- Abastecimento de Combustiveis,      Portugal          31 December     Ordinary Shares   33%
S.A.*
    (Fuel supplies).......................
Pegop -- Energia Electrica, S.A.*                Portugal          31 December     Ordinary Shares   45%
    (Power station operations)............
Tejo Energia -- Producao e Distribuicao de       Portugal          31 December     Ordinary Shares   45%
Energia Electrica, S.A.*
    (Power generation)....................
Shuweihat CMS International Power Company *      UAE               31 December     Ordinary Shares   20%
    (Power generation)
Uni-Mar Enerji Yatirimlari A.S.*                 Turkey            31 December     Ordinary Shares   33%
    (Power generation)....................
Joint ventures
PraZska Teplarenska A.S.*                        Czech Republic    31 December     Ordinary Shares   47%
    (Power generation)....................
Hartwell Energy Limited Partnership*             US                31 December     Partners' Capital 50%
    (Power generation)....................
Oyster Creek Limited Partnership*                US                31 December     Partners' Capital 50%
    (Power generation)....................

*    Held by an intermediate subsidiary undertaking

18   Debtors

                                                     31 December    31 December
                                                         2001           2000
                                                    ---------------------------
                                                          Group          Group
                                                    ---------------------------
                                                       (pound)m       (pound)m

Amounts recoverable within one year:
Trade debtors (net)............................              73             41
Other debtors..................................              44             59
Other prepayments and accrued income...........              31             17
                                                    ---------------------------
Total amounts recoverable within one year......             148            117
                                                    ---------------------------

Amounts recoverable after more than one year:
Other debtors..................................              10             15
                                                    ---------------------------
Total amounts recoverable after more than one year           10             15
                                                    ---------------------------
Total debtors..................................             158            132
                                                    ===========================


Provision for doubtful debts is analysed below:

                            31 December 2001                   31 December 2000                      31 March 2000
                           ----------------------------------------------------------------------------------------
                                       Group  Continuing Discontinued     Group  Continuing Discontinued     Group
                           ----------------------------------------------------------------------------------------
                                    (pound)m    (pound)m     (pound)m  (pound)m    (pound)m     (pound)m  (pound)m

Brought forward...........               (4)         (5)         (24)      (29)         (3)         (14)      (17)
Charge to profit and loss.               (7)           1          (1)        --           2          (8)       (6)
Acquired..................                --           -          (5)       (5)         (4)          (4)       (8)
Utilised..................                --           -           --        --          --            2         2
Transferred out of group..                --          --           30        30          --           --        --
                           ----------------------------------------------------------------------------------------
Carried forward...........              (11)         (4)           --       (4)         (5)         (24)      (29)
                           ========================================================================================


19.......Current asset investments

                                            31 December 2001 31 December 2000
                                           -----------------------------------
                                                    (pound)m         (pound)m

Unlisted  investments - used for fund
management and treasury purposes                        47               -
                                           ===================================


Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

20   Creditors: amounts falling due within one year


                                     31 December 2001    31 December 2000
                                     ----------------- -------------------
                                             (pound)m            (pound)m
Trade creditors                                    65                  51
Other creditors                                    59                  57
Other taxation and social security                  6                   3
Corporation tax                                    57                  28
Accruals and deferred income                      316                 131
Bank loans (secured)                              112                  37
7.125% Euro Dollar Bonds 2001                       -                  51
                                     ----------------- -------------------
                                                  615                 358
                                     ================= ===================

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

21       Creditors: amounts falling due after more than one year


                                        31 December 2001   31 December 2000
                                        ----------------- -------------------
                                                (pound)m            (pound)m
Accruals and deferred income                           5                   6
Other creditors                                        3                   5
Bank loans (secured):
                                        ----------------- -------------------
    Between one and five years                       801                 331
    In more than five years                          338                 484
                                        ----------------- -------------------
Total bank loans                                   1,139                 815
                                        ----------------- -------------------
6.25% Euro Dollar Bonds 2003                          41                  40
2% Convertible US Dollar Bonds 2005                  248                 235
                                        ----------------- -------------------
Total bonds                                          289                 275
                                        ----------------- -------------------
Total creditors: amounts falling due
  after more than one year                         1,436               1,101
                                        ================= ===================

The bank loans are secured by a fixed and floating charge over the assets of certain subsidiary undertakings. Details of debt financing are given in notes 29 and 30.

Convertible Notes

On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2 % convertible notes due 2005, convertible into preference shares of International Power (Cayman) Limited at the holder's option, exchangeable for Ordinary Shares of, and fully and unconditionally guaranteed on a senior unsecured basis by, International Power plc. International Power (Cayman) Limited is a finance subsidiary with no assets, operations, revenues or cash flows other than those related to the issuance and repayment of the securities being registered.

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 300p at any time between 4 January 2001 and 23 November 2005. The last reported trading value of the company's ordinary shares prior to the date of issue of the convertible notes was 246.25p. On 12 June 2001, full pre-emption disapplication rights were passed at the 2001 Annual General Meeting. In addition, the convertible bond indenture was amended to eliminate the cash redemption feature such that each bond is now fully convertible into Ordinary Shares. Each US$1,000 principal amount of notes will entitle the holder to convert into an US$1,000 paid up value of preference shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts. As at 31 December 2001, none of the notes had been converted.

The notes may be redeemed at the holder's option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4 % of its principal amount.

Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2001, the amount accrued was (pound)6 million (31 December 2000: (pound)0.5 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

Under US GAAP provisions for liabilities and charges would be shown under creditors falling due after more than one year.

22   Provisions for liabilities and charges

                                                         Rationalisation    Liability       Other       Total
                                                                    and    and damage
                                            Deferred tax  restructuring        claims
                                           ------------- --------------- -------------- ----------- ----------
                                                (pound)m       (pound)m      (pound)m    (pound)m    (pound)m
At 1 January 2001.........................            27             27             4          20          78
Charged to the profit and loss account....             -              -             -           2           2
(Credited) to profit and loss account.....             -            (8)             -           -         (8)
Provision utilised........................             -            (8)           (4)           -        (12)
                                           ----------------------------- -------------------------------------
At 31 December 2001.......................            27             11             -          22          60
                                           ============================= =====================================

Provisions for rationalisation and restructuring include an onerous lease provision of (pound)6 million (31 December 2000: (pound)16 million), provision for staff relocation of (pound)5 million (31 December 2000: (pound)6 million), and a severance provision of (pound)nil million (31 December 2000: (pound)2 million) in relation to UK operations and other provisions of (pound)nil million (31 December 2000: (pound)3 million). The severance and relocation provisions were created at (pound)16 million and (pound)7 million respectively as part of the exceptional cost of (pound)25 million for restructuring charged to the profit and loss account in the nine month period ended 31 December 2000. The severance provision was for the termination of 113 employees. These employees were a broad cross section of head office staff. During the year, severance and relocation benefits of (pound)1 million (nine months ended 31 December 2000:
(pound)14 million) and (pound)2 million (nine months ended 31 December 2000:
(pound)1 million) respectively were paid and charged against the liability. The onerous lease provision is based on an estimate of the present value of future net cash flows, discounted at an appropriate rate in accordance with Financial Reporting Standard No.12. During the year, (pound)8 million of this provision was released based on the anticipated results of rent reviews and to reflect the impact of previously vacant space which was leased during the year.

The rest of other provisions primarily relates to site restoration and long service leave provisions in Australia. These liabilities are not expected to arise in the short term. The group has a provision of (pound)5 million (31 December 2000: (pound)6 million) for mine site restoration in Australia. The provision is based on the current Mine Rehabilitation Plan as endorsed by the regulatory authority. These costs have been estimated on the basis of current costs, current legal requirements and current technology. The provision is based on the present value of these costs. The ultimate amount of these restoration obligations that will be incurred cannot be predicted with certainty due to the impact of changes in environmental legislation, technology and other factors. However, management does not believe that the ultimate resolution of this matter, after considering the amounts provided, will have a material impact on the consolidated balance sheet or profit and loss account.

23   Deferred taxation

Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

                                                          As at 31 December   As at 31 December
                                                         ---------------------------------------
                                                                 2001               2000
                                                         ---------------------------------------
                                                                     (pound)m          (pound)m
Full potential deferred tax liabilities:
Accelerated capital allowances on tangible fixed assets.                (149)             (163)
Capitalised interest....................................                 (19)              (26)
Other timing differences................................                  (2)                 -
Dividends of overseas subsidiary undertakings...........                 (25)              (23)
                                                         ---------------------------------------
Total gross deferred tax liabilities....................                (195)             (212)
Less: deferred tax liabilities not provided.............                  168               185
                                                         ---------------------------------------
Total deferred tax liabilities provided.................                 (27)              (27)
                                                         ---------------------------------------
Full potential deferred tax assets:
Provisions..............................................                    8                 7
Tax losses..............................................                   19                41
Other timing differences................................                   11                41
                                                         ---------------------------------------
Total gross deferred tax assets.........................                   38                89
Less: deferred tax assets not recognised................                 (38)              (89)
                                                         ---------------------------------------
Total deferred tax asset recognised.....................                    -                 -
                                                         ---------------------------------------
Net deferred tax liability recognised...................                 (27)              (27)
                                                         =======================================

Deferred tax liabilities held by subsidiary undertakings at 31 December 2001 are(pound)nil (31 December 2000:(pound)nil).

Deferred tax assets not provided

For UK GAAP purposes, the amount of the gross potential deferred tax assets not recognised is established in respect of the amounts for which it is probable that the deferred tax asset will not crystallise in the foreseeable future.

Under UK tax legislation, tax losses may be carried forward indefinitely.

The analysis of deferred tax assets less deferred tax liabilities not provided is as follows:

                                              Accelerated    Provisions   Tax losses        Other         Total
                                                  capital                                  timing
                                               allowances                             differences
                                             ----------------------------------------------------- -------------
                                                 (pound)m      (pound)m     (pound)m     (pound)m      (pound)m
Deferred tax not provided at 1 January 2001.        (160)             7           41           16          (96)
Movement in respect of the year ended 31
December 2001                                          14             1         (22)         (27)          (34)
                                             ----------------------------------------------------- -------------
Total deferred tax not provided at 31               (146)             8           19         (11)         (130)
December 2001...............................
                                             ===================================================== =============

At 31 December 2001, operating loss carryforwards amounted to (pound)57 million which can be carried forward indefinitely.

Deferred tax provided

The movement on the deferred taxation is as follows:

                                                        (pound)m
                                                   ---------------
At 31 December 2000...............................           (27)
Credited/(charged) to profit and loss.............              -
                                                   ---------------
At 31 December 2001...............................           (27)
                                                   ===============

Overseas subsidiary undertakings

Deferred tax in respect of unremitted earnings of overseas subsidiaries is only provided to the extent that there is an intention that profits will be remitted in the foreseeable future.

24   Share capital


                                              Authorised                       Issued and
                                                                               fully paid
                                               Ordinary                         Ordinary
                                             shares of 50p                  Shares of 50p
                                             --------------------------------------------- ---------------
                                                 Number         (pound)m         Number         (pound)m
Balance at 1 January 2001...................  1,700,000,000       850       1,117,461,155          559
Issue of shares under the Sharesave Scheme..                                       87,883            -
Issue of shares under the Executive Share
Option Schemes..............................                                        9,425            -
                                             --------------------------------------------- ---------------
Balance at 31 December 2001.................  1,700,000,000        850      1,117,558,463          559
                                             ============================================= ===============


Deferred Shares

The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Directors' Options under the Sharesave Plan

Executive and Sharesave Options

                    No. of shares under     Granted     Exercise      Exercise    Exercise period   Number of shares
                                                       price per                                     under option as
                 option as at 1 January  during the        share                                      at 31 December
                                   2001        year      (pence)   period from                 to               2001
                ------------------------------------------------- ------------- -------------------------------------

P Giller                          6,750          --          250                       1 May 2001                 --
                                                                                         (Lapsed)
                                              8,976          188   24 May 2006        24 Nov 2006              8,976
                                                                                                   ------------------
Total Options                                                                                                  8,976
                                                                                                   ==================

D W Crane                         6,750          --          250                       1 May 2001                 --
                                                                                         (Lapsed)
                                              8,976          188   24 May 2006        24 Nov 2006              8,976
                                                                                                   ------------------
Total Options                                                                                                  8,976
                                                                                                   ==================

P G Cox                           6,750          --          250                       1 May 2001                 --
                                                                                         (Lapsed)
                                              8,976          188   24 May 2006        24 Nov 2006              8,976
                                                                                                   ------------------
Total Options                                                                                                  8,976
                                                                                                   ==================


None of the current Serving Executive or Non-Executive Directors of the Company have been granted any Executive Share Options.

The middle market quotation for an Ordinary Share of the Company on 31 December 2001 was 202.5p and the daily quotations during the period ranged from 189.5p to 327.25p.

Summary of Directors' Unexercised Sharesave Options

                                             Exercisable
Grant date              No. of Options      price (pence)   Date exercisable
------------------- ------------------------------------ ---------------
18 April 2001             26,928                188               2006
                    ------------------
Total                     26,928
                    ==================

Gains made on Directors' Share Options

In the accounting periods to 31 December 2001, 31 December 2000 and 31 March 2000 no Directors exercised Share Options, therefore no gains were realised.

Share plans for Executive Directors

In connection with the International Power Restricted Share Plan, shares in the Company have been purchased and placed in a trust fund, which, at cost, net of administration expenses of the trust, totalled (pound)1.7 million at 31 December 2001. In line with recommended practice, the fund balance is being written down to (pound)nil over the period of service to which it relates. The book value of the fund at 31 December 2001 is (pound)1.0 million (31 December 2000: (pound)1.6 million). The Remuneration Committee vested one third of the shares to Peter Giller on 2 October 2001 and will normally vest one third of these shares on the second anniversary of the conditional award date, and the remaining third on the third anniversary of the conditional award date.

With regard to the International Power Long-Term Incentive Plan, as at 31 December 2001, there has been no requirement to purchase shares for placement in a trust fund. In line with recommended practice, when the Company is required to purchase shares for the trust fund, the fund balance will be written down to (pound)nil over the period of service to which it relates.

Beneficial interests

The beneficial interests of the Directors and their immediate families in Ordinary Shares of 50p each of the company were as follows:


                                                 As at 31 December 2001                As at 31 December 2000
                                           Ordinary Shares   Sharesave Options   Ordinary Shares   Sharesave Options
P G Cox                                              10,000              8,976                 --              6,750
D W Crane                                            14,000              8,976              4,000              6,750
P G Giller                                          107,756              8,976             40,000              6,750
D R Hendrix                                          30,000                 --             30,000                 --
A E Isaac                                             5,000                 --                 --                 --
Sir Neville Simms                                    30,000                 --             20,000                 --
J D Taylor                                            5,000                 --                 --                 --

No Director had, at any time during the financial year, any beneficial interest in the shares of any subsidiary undertaking or in any significant contract to which we were a party.

Between 31 December 2000 and the date of approval of this document, no changes in Directors' beneficial interests have taken place.

Employee share schemes

The Company operates a Sharesave Scheme and an Approved and Unapproved Executive Share Option Plan. The Sharesave Scheme is savings-related and enables eligible employees to invest up to a maximum permitted level of (pound)250 per month.

The Sharesave Scheme and Sharesave Plan are based on SAYE savings contracts with options exercisable within a six month period from the conclusion of a three or five year period as appropriate from the date of grant. Exercise prices are set at 80 % of the market price as at the date the option was granted.

Options under the Executive Share Option scheme and Executive Share Option Plan are exercisable in a period beginning no earlier than three years and ending no later than ten years from the date of the grant. Exercise prices equal the market price at the date the option was granted.

The cost to us for the Executive Share Option Plan and the Sharesave Plan was nil in the financial year to 31 December 2001, the nine months to 31 December 2000 and the year ended 31 March 2000.


                                                               Sharesave scheme       Executive Share Option
                                                                                                      Scheme
                                                    ---------------------------------------------------------
                                             Note       Number of      Weighted      Number of      Weighted
                                                                        average                      average
                                                         ordinary      exercise       ordinary      exercise
                                                           shares         price         shares         price
                                             ------ ---------------------------- ----------------------------
                                                          million             p        million             p
Outstanding at 31 March 1999................   a                9           386             15           505
Exercised/lapsed............................   b              (1)           360             --            --
                                                    --------------               --------------
Outstanding at 31 March 2000................   a                8           389             15           505
                                                    ==============               ==============
Granted.....................................                   --            --              3        312(1)
Restated as a result of demerger............                    1        263(1)              3        346(1)
Exercised/lapsed............................   b              (7)        266(1)           (11)        344(1)
Outstanding at 31 December 2000.............   a                2        260(1)             10        335(1)
                                                    ==============               ==============
Granted                                                         2           194              2           234
Exercised/lapsed                               b              (2)           262            (4)           344
Options outstanding at 31 December 2001                         2           200              8           302
                                                    ==============               ==============

Options exercisable at 31 December 2001                                                    2.6
Options exercisable at 31 December 2000                        --                          4.7
Options exercisable at 31 March 2000                          0.9                          6.3

(1)  Post demerger price

(a)  Options outstanding


                                                                     Number of Ordinary Shares
                                                                                 (in millions)
                                             ------------ -------------------------------------
                                                                 Date  Year ended     9 months
                                                  Option                                 ended
                                                   price  exercisable 31 December  31 December
                                             ------------ ------------------------ ------------
                                                   pence                    2001         2000

Sharesave schemes                                 246.01         2000          --           --
                                                  246.01         2002         0.1          1.0
                                                  307.51         2001          --          0.1
                                                  307.51         2003          --          0.2
                                                  282.23         2002          --          0.1
                                                  282.23         2004          --          0.1
                                                  250.00         2003          --          0.2
                                                  250.00         2005          --          0.2
                                                  188.00         2004         0.5           --
                                                  188.00         2006         0.3           --
                                                  200.00         2004         0.1           --
                                                  200.00         2006         0.6           --
Executive share option schemes                    297.94    1996-2003          --          0.2
                                                  336.21    1997-2004         0.1          0.3
                                                  306.14    1998-2005         0.3          1.0
                                                  323.23    1999-2006         0.6          1.5
                                                  386.09    2000-2007         0.7          1.7
                                                  352.61    2001-2008         0.9          2.3
                                                  311.75    2003-2010         2.8          2.9
                                                  235.00    2004-2011         2.0           --
                                                  217.00    2004-2011         0.2           --
                                                                      ------------ ------------
Total options  outstanding at the end of the year                             9.2         11.8
                                                                      ============ ============

The weighted average remaining contractual life of options outstanding at 31 December 2001 is shown below:

                                                      Weighted
                                                       average
                                                     remaining
                                                   contractual
                                                    life years
                                                   ------------
Sharesave schemes                                           4
Executive Share Option Schemes                              8
Total options outstanding at 31 December 2001               7


(b)  Options exercised

                                                   Option     Number of
                                                    price       Options Nominal value   Consideration
                                           --------------- ------------ -------------- --------------
                                                    pence      millions      (pound)m       (pound)m
31 March 2000
Sharesave Schemes                                  360.00           0.3           0.1            1.0
                                                   413.00            --            --            0.1
Executive Share Option Schemes                     436.00            --            --            0.1
                                                   492.00            --            --            0.1
                                                   448.00           0.2           0.1            0.6
                                                   473.00            --            --            0.1
Total options exercised during the year ended
                                                          ---------------------------- --------------
31 March 2000                                                       0.5           0.2            2.0
                                                          ============================ ==============

31 December 2000
Sharesave Schemes                                  360.00           0.3           0.2            1.2
                                                   450.00            --            --            0.1
                                                   413.00            --            --             --
                                                   246.01           0.1            --            0.1
                                                   307.51            --            --             --
                                                   282.23            --            --            0.1
Executive Share Option Schemes                     436.00           0.1            --            0.2
                                                   492.00            --            --            0.1
                                                   448.00           0.3           0.2            1.5
                                                   473.00           0.1            --            0.4
Total options exercised during the period ended
                                                          ---------------------------- --------------
 31 December 2000                                                   0.9           0.4            3.7
                                                          ============================ ==============

31 December 2001
Sharesave Schemes                                  246.01           0.1            --            0.2
                                                   307.51            --            --             --
                                                   282.23            --            --             --
Executive Share Option Schemes                     180.40            --            --             --
Total  options  exercised  during the year
ended
                                                          ---------------------------- --------------
 31 December 2001                                                   0.1            --            0.2
                                                          ============================ ==============

Profit Sharing Share Scheme

In addition to the above, we operate an Inland Revenue Approved Profit Sharing Scheme. No further appropriations have been made in respect of this scheme. During the nine months ended 31 December

2000 we appropriated, at market value, a further 458,299 shares (31 March
2000: 353,577) which are held by an independent trustee. On 31 December 2001, a total of 800,072 shares in International Power plc (31 December 2000: 1,142,433; 31 March 2000: 1,114,979) were held by the Trustee on behalf of 3,201 present and former employees of the Group.

The cost to us was(pound)nil (nine months ended 31 December 2000:(pound)1 million; year ended 31 March 2000:(pound)2 million).

Restricted Share Plan

At the EGM of the Company held on 29 September 2000, shareholders approved the establishment of the Restricted Share Plan. Participants in the Plan are full-time Executive Directors who are required to devote substantially the whole of their working time to the duties of the Company and any subsidiaries of the Company (as designated by the Directors). Only Peter Giller participates in this Plan. The Company acquired 677,564 shares in International Power plc for a consideration of (pound)1.7 million in the nine months ended 31 December 2000. On 2 October 2001, 225,854 shares were released to Peter Giller, the balance of shares remaining in trust.

Demerger Share Plan

At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares have been made in respect of this Plan to date as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger (the total number of unallocated shares at 31 December 2001 was 269,923), to meet the vesting of conditional awards under the Demerger Share Plan. Conditional awards will normally vest to participants on the third anniversary of the demerger. During the year, a total of 9,002 shares have been released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan.

Deferred Share Compensation Plan

Following the decision in 1996 to pay a Special Dividend of (pound)1 net per share, a Deferred Share Compensation Plan was established to compensate all holders of Share Options who would otherwise suffer a potential reduction in the value of the shares they would receive on exercise of those Share Options. 3,421,239 shares at a cost of (pound)14 million were purchased and placed in trust. During the nine months ended 31 December 2000, 835,013 of these shares were issued (31 March 2000: 49,182), none of which related to Directors (31 March 2000: nil), the balance (227,259 shares) remaining in trust (31 March 2000: 1,062,272). The cost of acquiring the shares was expensed as follows: 31 December 2000 and 31 March 2000: nil.

Following the demerger, the Plan ceased to operate and the balance of shares is being held in trust by the trustee to be used for the benefit of current and former employees of the company.

Effect of the Demerger on the Share Option Schemes

At the EGM held on 29 September 2000, shareholders approved amendments to the rules of the Share Option Schemes to allow for the adjustment of the numbers of shares under option and also to the option prices of shares under option to compensate for the effect of the Demerger on the reduction in value in the shares of International Power plc following the Demerger. The adjustments were affected by dividing the average of the Market Value of the shares of National Power PLC for the last three days of trading before Demerger by the average of the Market Value of the shares of International Power plc for the first three days of trading after the Demerger. The number of shares granted under each option were then multiplied by the result of this sum to provide the resultant number of shares under the adjusted option. The original option price for each option was then adjusted by dividing the total option exercise price payable under the original option (i.e. the pre-adjusted option price) by the number of shares under the adjusted option, so that the total amount to be paid by a participant upon exercise of an adjusted option would be, as close as is practicable, equal to the amount that would be paid for an option that had been granted pre-Demerger.

25   Reserves

                                                Share       Share       Capital    Capital      Profit
                                                capital     premium   redemption   reserve    and loss
                                                                        reserve                account       Total
                                                                                                          shareholders'
                                                                                                           funds-equity
                                               ----------- ---------------------------------- ----------- -----------
                                                 (pound)m    (pound)m    (pound)m   (pound)m    (pound)m    (pound)m
As at 31 March 1999..........................         620         283          78        422       1,084       2,487
Exchange difference on retranslation of                --          --          --         --         (5)         (5)
opening reserve..............................
Share buy back (1)...........................        (62)          --          62         --       (459)       (459)
Profit for the financial year................          --          --          --         --         434         434
Exchange adjustment on profits for this                --          --          --         --         (2)         (2)
financial year...............................
Dividends....................................          --          --          --         --       (175)       (175)
Issue of shares                                         -           3          --         --           -           3
                                               ----------- ---------------------------------- ----------- -----------
At 31 March 2000.............................         558         286         140        422         877       2,283
(Loss) for the financial period..............          --          --          --         --       (181)       (181)
Other recognised gains and losses relating
to the period (net)..........................          --          --          --         --        (31)        (31)
Demerger dividend............................          --          --          --         --       (392)       (392)
Issue of shares..............................           1           3          --         --          --           4
                                               ----------- ---------------------------------- ----------- -----------

At 31 December 2000..........................         559         289         140        422         273       1,683
Profit for the financial year................          --          --          --         --         144         144
Other recognised gains and losses relating
to the year (net)............................          --          --          --         --         (2)         (2)
                                               ----------- ---------------------------------- ----------- -----------

At 31 December 2001..........................         559         289         140        422         415       1,825
                                               =========== ================================== =========== ===========

(1) During the year ended 31 March 2000, 124 million shares with a par value of (pound)62 million were bought back and cancelled. To maintain the capital reserves, (pound)62 million has been credited to a capital redemption reserve.

The Group demerger dividend represents the book value of the net assets of the demerged Innogy business.

The share premium account, capital redemption reserve and capital reserve are not distributable.

The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10, on acquisition of subsidiary undertakings, is (pound)95 million, net of exchange differences (31 December 2000: (pound)95 million).

26   Notes to the cash flow statement

Reconciliation of operating profit/(loss) to net cash inflow (outflow) from operating activities

                                      Year ended        9 months ended 31 December                Year ended 31 March
                                     31 December
                                     -------------------------------------------------------------------------------------------
                                         2001                      2000                                   2000
                                     -------------------------------------------------------------------------------------------
                               Note    Continuing   Continuing Discontinued        Group   Continuing  Discontinued       Group
                                     ----------------------------------------------------------------- ------------ ------------
                                         (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Operating profit/(loss).......                163           59        (109)         (50)        (266)        (561)        (827)
Depreciation..................  14             95           40           56           96           60          229          289
Other non-cash movements......                 --           --           22           22          (1)            1           --
Revaluation of current asset
investments...................                 --           --           --           --           --          (5)          (5)
UK impairments (exceptional)..   9             --           --           --           --           --          261          261
International impairments        9
(exceptional).................                 --           --           --           --          281           --          281
Goodwill amortisation.........  13            (1)           --           14           14           --           25           25
Profit on disposal of fixed
asset investments.............                 --           --           --           --         (10)           --         (10)
Profit on disposal of fixed
assets........................                  1           --           --           --           --         (15)         (15)
Movement in working capital:
 Decrease/(increase) in stocks                  7         (10)         (31)         (41)           --           90           90
 (Increase)/decrease in
debtors.......................               (21)         (36)         (47)         (83)         (32)           21         (11)
 Increase/ (decrease) in
creditors.....................                 48         (15)          119          104          180           46          226
Movement in provisions........  22           (18)         (48)        (313)        (361)            2          449          451
                                     ----------------------------------------------------------------- ------------ ------------
Net cash inflow/(outflow)                     274         (10)        (289)        (299)          214          541          755
from operating activities.....       ================================================================= ============ ============

Capital expenditure and financial investment

                                   Year           9 months ended 31 December             Year ended 31 March
                                   ended 31
                                   December
                                   ---------- ----------------------------------- -----------------------------------
                                     2001                    2000                                2000
                                   ---------- ----------------------------------- -----------------------------------
                                   Continuing Continuing Discontinued      Group  Continuing Discontinued      Group
                                   ---------- ---------- ------------------------ ---------- ------------ -----------
                                    (pound)m   (pound)m      (pound)m   (pound)m   (pound)m     (pound)m    (pound)m
Purchase of tangible fixed             (406)      (579)         (114)      (693)      (472)        (223)       (695)
assets......................
Sale of fixed assets --
exceptional.................              --         --            --         --         --        2,710       2,710
Sale of fixed assets........              --         --            --         --          1           65          66
Repayment of subordinated
debt by associates and
joint ventures..............              --          3            --          3         15            3          18
                                   ---------- ---------- ------------------------ ---------- ------------ -----------
Net cash (outflow)/inflow from          (406)      (576)         (114)      (690)      (456)       2,555       2,099
capital expenditure and
financial investment........       ========== ========== ======================== ========== ============ ===========


Acquisitions and disposals

                                       Year ended     9 months ended 31 December              Year ended 31 March
                                      31 December
                                      ------------- --------------------------------- ------------------------------------
                                          2001                   2000                                2000
                                      ----------------------------------------------- ------------------------------------
                                 Note  Continuing  Continuing Discontinued     Group  Continuing Discontinued       Group
                                      ----------------------------------------------- ---------- ------------ ------------
                                          (pound)m   (pound)m     (pound)m  (pound)m   (pound)m     (pound)m     (pound)m
Purchase of additional shares
in Hazelwood Power Partnership.   27            --       (33)           --      (33)         --           --           --
Purchase of subsidiary
undertaking....................   27          (68)       (14)         (10)      (24)         --        (180)        (180)
Cash proceeds on sale of
subsidiary undertakings........                 14          5           --         5         --           --           --
Receipts from sale of
investment in associate           28           372         --           --        --         --           --           --
Investment in associates.......                 --         --           --        --      (381)           --        (381)
Cash proceeds on sale of
investments....................                 --         --           --        --         31           --           31
Other fixed asset investments..                 --         --          (2)       (2)        (3)           --          (3)
                                      ----------------------------------------------- ---------- ------------ ------------
Net cash inflow/ (outflow)                     318       (42)         (12)      (54)      (353)        (180)        (533)
from acquisitions and disposals
                                      =============================================== ========== ============ ============

Financing activities
                                                              Year ended 31     9 months      Year ended
                                                                 December         ended
                                                                               31 December     31 March
                                                              --------------- -------------- --------------
                                                                   2001           2000                2000
                                                              --------------- -------------- --------------
                                                                    (pound)m       (pound)m       (pound)m
Gas swap liability and other hedging activities..............             --          (178)            200
Bond issues..................................................             --            250             --
Bank loans...................................................            406          (126)             32
Finance leases...............................................             --             --          (157)
Commercial paper.............................................             --             --          (412)
Share issues.................................................             --              4              3
Share buyback................................................             --             --          (459)
                                                              --------------- -------------- --------------
Net cash inflow/(outflow) from financing.....................            406           (50)          (793)
                                                              =============== ============== ==============

Included within the net cash inflow/(outflow) is an outflow of (pound)13 million (nine months ended 31 December 2000: (pound)56 million; year ended 31 March 2000: (pound)28 million) in respect of exceptional items.

27   Acquisitions

During the three accounting periods to 31 December 2001 we made the following acquisitions, all of which have been accounted for by the acquisition method of accounting:

Year ended 31 December 2001

On 13 July 2001, the Group acquired Rugeley Power Limited. The assessment of net assets acquired and the consideration payable are given below:

                                            Fair value     Fair value
                             Book value     adjustments
                             ------------- -------------- --------------
                                 (pound)m       (pound)m       (pound)m
Tangible fixed assets                 197             --            197
Stocks                                  7             --              7
Debtors                                 5             --              5
Creditors                             (9)             --            (9)
                             ------------- -------------- --------------
Total net assets acquired             200             --            200
                             ------------- --------------
Negative goodwill                                                   (3)
                                                          --------------
Consideration                                                       197
                                                          ==============

Consideration comprises:
Cash                                                                 68
Deferred consideration                                              129
                                                          --------------
Total cash consideration                                            197
                                                          ==============


This acquisition contributed (pound)10 million to Group profit before interest and taxation during the year ended 31 December 2001.

Nine months ended 31 December 2000

On 11 May 2000, the Group acquired National Power Synergen Pty Ltd. The fair value attributable to this acquisition is as follows:

                               Book Value      Fair value       Total fair
                                               adjustments         value
                            ------------------------------ ----------------
                                 (pound)m        (pound)m         (pound)m
Tangible fixed assets.......           15              --               15
Debtors.....................            2              --                2
Creditors...................          (3)              --              (3)
                            ------------------------------ ----------------
Net assets acquired.........           14              --               14
Goodwill capitalised........           --              --               --
                            ------------------------------ ----------------
Total cash consideration               14              --               14
                            ============================== ================

This acquisition contributed (pound)5 million to Group profit before interest and taxation during the period to 31 December 2000.

On 17 November 2000, the Group acquired an additional 19.9 per cent interest in the Hazelwood power station in Victoria. This increased the Group's shareholding in Hazelwood to 91.8 %. The results of Hazelwood were already fully consolidated by the Group. No adjustments were made to the book value of the assets acquired. The increased shareholding reduces the Group's minority interest.

The fair value attributable to this acquisition is as follows:

                                                          (pound)m
Net assets acquired (19.9 % share)...............              59
Negative goodwill recognised.....................            (26)
                                                  ----------------
Total cash consideration                                       33
                                                  ================

Year ended 31 March 2000

Continuing

Union Fenosa Generacion -- the acquisition on 30 June 1999 of a 25 % stake in Union Fenosa Generacion cost (pound)381 million. Fair value adjustments of (pound)131 million were made to fixed assets based on estimates of recoverable amounts resulting from expected future cash flows to be derived from the power plants owned by UFG. There were no other fair value adjustments. Goodwill of (pound)145 million also arose on this transaction. The goodwill includes (pound)121 million in respect of compensation expected from the Spanish government in relation to the less efficient power plants acquired by UFG from the Spanish government. This element of goodwill will be amortised over 7 years. The balance of (pound)24 million will be amortised over 20 years.

The acquisition contributed (pound)22 million to our profit before taxation.

Discontinued

The supply business of Midlands Electricity Board (MEB) -- 100 % investment in June 1999 at a cost of (pound)180 million. MEB is a retail electricity supply company with approximately 2.2 million customers. MEB contributed turnover of (pound)791 million and operating profits of (pound)11 million in the financial year ended 31 March 2000.

Additional fair value adjustments of (pound)8 million, were made to Calortex in the financial year ended 31 March 2000, primarily in respect of the finalisation of the purchase price allocation.

Fair value adjustments of (pound)399 million were made on the acquisition of MEB. These fair value adjustments comprised (pound)391 million to provide for two Power Purchase Agreements and (pound)8 million to revalue fixed assets.

The MEB fair value adjustment made in respect of the power purchase agreements follows a review of the prices contained in those agreements against management's expectations of future market prices. This review indicated that the contracts had negative fair values, and a provision of (pound)548 million was therefore established in accordance with FRS7, and discounted using the rate equivalent to a government bond with a maturity that reflects the lifetime of the contracts. The discounted value is (pound)391 million.

The fair values attributed to the MEB supply investment are:

                                            Book value     Fair value    Fair value
                                                          adjustments
                                         -------------- ----------------------------
                                             (pound)m       (pound)m      (pound)m
Tangible fixed assets...................            10            (8)             2
Trade debtors...........................            68             --            68
Trade creditors.........................          (69)             --          (69)
Accruals................................           (7)             --           (7)
Provisions..............................            --          (391)         (391)
                                         -------------- ----------------------------
Goodwill capitalised....................                                        577
                                                                      --------------
Total cash consideration................                                        180
                                                                      ==============
Goodwill amortisation period (years)....                                         20
                                                                       ==============

This acquisition contributed (pound)11 million to our profit before interest and taxation.

28   Disposals

On 25 July 2001, the Group sold its 25% equity stake in Union Fenosa Generacion SA. The net assets disposed of and profit on disposal are detailed below:

                                                                 (pound)m
Cash consideration..................................                  372
Less: investment in associated undertaking..........                (342)
                                                            --------------
Profit on disposal..................................                   30
                                                            ==============

Information in respect of Sale of UFG

On 25 July 2001, we sold our 25 % stake in UFG to its parent, UEF for cash consideration of 600 million Euros ((pound)372 million). At 31 December 2000, UFG was included in our consolidated financial statements as an equity investment with a carrying value of (pound)360 million. For the year ended 31 March 2000, the nine months ended 31 December 2000 and the year ended 31 December 2001, the net portion of equity income of UFG recorded by us was (pound)13 million, (pound)5 million and (pound)13 million, respectively.

During the year the Group disposed of the majority of its remaining investments in China for net consideration of (pound)14 million.

29   Net debt

(a)  Consolidated reconciliation of net cash flow to movement in net debt

                                                                  Year ended    9 months ended    Year ended
                                                                  31 December     31 December      31 March
                                                                ------------------------------------------------
                                                                     2001            2000            2000
                                                                ------------------------------------------------
                                                                       (pound)m        (pound)m        (pound)m
Increase/(decrease) in cash in the period......................             497           (122)             517
Cash  (inflow)/outflow  from  (increase)/decrease  in debt  and           (406)              54             337
lease financing................................................
Cash  outflow/(inflow)  from   increase/(decrease)   in  liquid              48         (1,155)             440
resources......................................................
                                                                ------------------------------------------------
Change in net debt resulting from cash flows...................             139         (1,223)           1,294
Translation differences........................................              17            (32)               9
Net debt transferred to Innogy.................................              --             679              --
Other non-cash movements.......................................              18             (5)              65
                                                                ------------------------------------------------
Movement in net debt in the period.............................             174           (581)           1,368
Net debt at the start of the period............................         (1,071)           (490)         (1,858)
                                                                ------------------------------------------------
Net debt at the end of the period..............................           (897)         (1,071)           (490)
                                                                ================================================


(b)  Analysis of net debt

                                                                Net debt      Other    Cash flow         31
                                          1 April Exchange    Transferred   non-cash               December
                                             2000 differences  to Innogy   movements                   2000
                                      ----------------------- ----------------------------------------------
                                         (pound)m   (pound)m    (pound)m    (pound)m    (pound)m   (pound)m
Cash
Cash at bank and in hand.............         855         --       (651)          --        (97)        107
Bank overdrafts repayable on demand..         (4)         --          29          --        (25)         --
                                      ----------------------- ----------------------------------------------
Net cash.............................         851         --       (622)          --       (122)        107
                                      ----------------------- ----------------------------------------------
Liquid resources
Current asset investments............       1,269         --       (114)          --     (1,155)         --
Debt financing
Gas swap liability...................       (140)         --          --          --         140         --
Loans due within one year............       (240)        (8)         293         (1)       (132)       (88)
Loans due after one year.............     (1,810)        (1)         702         (4)         258      (855)
Finance leases
  less than one year.................        (11)         --          11          --          --         --
  more than one year.................       (409)         --         409          --          --         --
Convertible bond                               --         15          --          --       (250)      (235)
                                      ----------------------- ----------------------------------------------
Total debt financing.................     (2,610)          6       1,415         (5)        (16)    (1,178)
                                      ----------------------- ----------------------------------------------
Net debt.............................       (490)          6         679         (5)     (1,261)    (1,071)
                                      ======================= ==============================================


                                                                 Other                    31
                                        1 January   Exchange   non-cash                December
                                           2001   differences  movements   Cash flow     2001
                                      ----------------------- ----------------------------------
                                         (pound)m   (pound)m    (pound)m    (pound)m   (pound)m
Cash
Cash at bank and in hand.............         107        (8)          --         497        596
Liquid resources
Current asset investments............          --        (1)          --          48         47
Debt financing
Loans due within one year............        (88)         --          --        (24)      (112)
Loans due after one year.............       (855)         33          24       (382)    (1,180)
Convertible bond                            (235)        (7)         (6)          --      (248)
                                      ----------------------- ----------------------------------
Total debt financing.................     (1,178)         26          18       (406)    (1,540)
                                      ----------------------- ----------------------------------
Net debt.............................     (1,071)         17          18         139      (897)
                                      ======================= ==================================


30   Financial instruments and related disclosures

Policies

Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's business whilst managing its currency, interest rate and counterparty credit risks. The Group's treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

The following disclosures are provided in accordance with FRS 13 (Derivatives and other financial instruments). Financial instruments comprise net debt (see note 29) together with other instruments deemed to be financial instruments including long-term debtors and creditors and provisions for liabilities and charges.

(a)  Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13, deferred tax has been excluded from the following disclosures.

(b)  Interest rate risk

The Group's policy is to fix interest rates for a significant portion of the debt. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement. Where appropriate, the Group will fix interest rates using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require specific approval of the Board. Derivatives are only transacted in relation to existing or known future positions and not in relation to speculative transactions. At 31 December 2001, after taking into account interest rate swaps the proportion of our borrowings at fixed rates was 73%, fixed for an average period of four years. The remaining 27% of our borrowings were at floating rate interest and were not capped.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

                              31 December 2001                        31 December 2000
                   --------------------------------------------------------------------------------
                        Floating    Fixed rate       Total     Floating    Fixed rate        Total
                            rate     financial                     rate
                       financial   liabilities                financial     financial
                     liabilities                            liabilities   liabilities
                   ----------------------------------------------------- ------------- ------------
                        (pound)m      (pound)m    (pound)m     (pound)m      (pound)m     (pound)m
Currency
Sterling..........            12            --          12           47             -           47
US Dollar.........           318           732       1,050          286           259          545
Australian Dollar.           104           370         474          144           429          573
Czech Koruna......            12            53          65           10            14           24
Others............            --            18          18            -             -            -
                   ----------------------------------------------------- ------------- ------------
Total.............           446         1,173       1,619          487           702        1,189
                   ===================================================== ============= ============

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

The effect of our interest swaps at 31 December 2001 was to classify (pound)370 million (31 December 2000: (pound)429 million) of floating rate Australian Dollar borrowings as fixed rate, (pound)443 million of floating rate US Dollar borrowings as fixed rate (31 December 2000: (pound)67 million of fixed rate US Dollar borrowings as floating rate); and (pound)15 million (31 December 2000:
(pound)14 million) of variable rate Czech Koruna borrowings as fixed rate, in the above table.

In line with policy on translation exposure hedging, the Group has entered into cross currency swaps from sterling into Czech Koruna of (pound)38 million.

In addition to the above, the Group's provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the tables below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.


                                      31 December 2001             31 December 2000
                                    Fixed rate financial         Fixed rate financial
                                        liabilities                   liabilities
                               -------------------------------------------------------------
                                     Weighted        Weighted      Weighted      Weighted
                                     average         average       average       average
                                  interest rate    period for    interest rate  period for
                                                  which rate is                  which rate
                                                      fixed                      is fixed
                               --------------- ----------------------------- ---------------
                                            %            Years            %         Years
Currency
Sterling......................             --              --            --            --
US Dollar.....................           6.01               4          4.94             4
Australian Dollar.............           9.86               5          7.28             6
Czech Koruna..................          13.02               1         13.02             2
Others                                   7.25              16            --            --
Weighted average..............           7.38               4          6.53             5

Interest rate risk of financial assets

The Group had the following financial assets as at 31 December 2001:


                         As at 31 December 2001                 As at 31 December 2000
                 -------------------------------------------------------------------------------
                    Floating    Fixed rate        Total     Floating   Fixed rate        Total
                        rate     financial                      rate    financial
                   financial        assets                 financial       assets
                      assets                                  assets
                 ------------ -----------------------------------------------------------------
                    (pound)m      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Currency
Sterling.......           71            --           71           18           --           18
US Dollar......          138            --          138           15           --           15
Euro                     398            --          398           --           --           --
Australian                71            --           71           47           --           47
Dollar.........
Czech Koruna...            7            --            7           26            1           27
Others.........            6            --            6           --           --            -
                 ------------ -----------------------------------------------------------------
Total..........          691            --          691          106            1          107
                 ============ =================================================================

The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling (pound)250 million are supported on a cash collateral basis at 31 December 2001.

(c)  Currency exposures

Currency translation exposure. In common with other international companies, the results of the Group's foreign operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. This translation has no impact on the cash flow of the Group. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. For major currencies, it is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

Currency transaction exposure. This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group's policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments. As at 31 December 2001 and 31 December
2000, these exposures were not considered to be material.

Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or `functional') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. For major currencies it is not Group policy to hedge currency translation through forward contracts or currency swaps.

(d)  Maturity of financial liabilities

The maturity profile of our financial liabilities, other than short-term creditors and accruals, was as follows:

                                      31 December 2001   31 December 2000
                                      ------------------ ------------------
                                               (pound)m           (pound)m
In one year or less, or on demand....               127                 88
From one to two years................               390                319
From two to three years..............                48                 63
From three to four years.............                49                 --
From four to five years..............               652                235
In more than five years..............               353                484
                                      ------------------ ------------------
Total................................             1,619              1,189
                                      ================== ==================

(e)  Borrowing facilities

We have substantial borrowing facilities available to us. The committed facilities available at 31 December 2001 in respect of which all conditions precedent have been met at that date amount to (pound)1,502 million (31 December 2000: (pound)1,402 million). The undrawn element of these was as follows:


                                                                           31 December 2001       31 December 2000
                                                           --------------------------------------------------------
                                                              Facility    Undrawn  Available    Undrawn   Available
                                                           -------------------------------------------- -----------
                                                                               ((pound)in millions)
US$540 million Corporate revolving credit facility                371        321        321         --          --
(October 2004)
US$1,650 million and(pound)235 million working capital
facility                                                           --         --         --      1,032       1,032
(October 2001)
US$1,215 million ANP Funding 1 construction and term loan
(June 2006)                                                       835        161        161         --          --
US$120 million ANP Funding 1 revolving credit facility             82         82         82         --          --
(June 2006)
US$40 million ANP Funding 1 letter of credit facility              28         15         15         --          --
(June 2006)
Czk 2,000 million EOP term facility (February 2004)*               38         13         --         12          --
Czk 1,000 million EOP revolving credit facility (February          19         19         19         17          17
2004)
US$99 million Al Kamil term facility (April 2017)                  68          3          3         --          --
(pound)43 million Corporate letter of credit facility              43         13         13         --          --
(pound)18 million Subsidiary facilities in various currencies      18         11          6          1           1
                                                           -------------------------------------------- -----------
                                                                1,502        638        620      1,062       1,050
                                                           ============================================ ===========


*    This can only be drawn once.

Uncommitted facilities available at 31 December 2001 were:

                                                                  31 December 2001                             31 December 2000
                                    --------------------------------------------------------------------------------------------
                                              Total          Drawn         Undrawn         Total          Drawn         Undrawn
                                    ------------------------------- ------------------------------------------------------------
Facility
Bank borrowing and overdraft                     44             --              44            56             --              56
facilities.........................
Pelican Point working capital                                                    3             4             --               4
facility...........................               3             --
                                    ------------------------------- ------------------------------------------------------------
                                                 47             --              47            60             --              60
                                    =============================== ============================================================


Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time. These facilities include a (pound)43 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2001, (pound)30 million of letters of credit had been drawn.

(f)  Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all our financial assets and liabilities as at 31 December 2001:

Primary financial instruments held or issued to finance the International Power Group's operations


                                        31 December 2001      31 December 2000
                               -------------------------- -------------------------
                                 Book value   Fair value   Book value   Fair value
                                    ((pound)in millions)    ((pound)in millions)

Short-term    borrowings   and
current  portion of  long-term        (127)        (127)         (88)         (88)
borrowings
Long-term borrowings                (1,492)      (1,497)      (1,101)      (1,103)
Cash   deposits   and  current
asset investments                       691          691          107          107
                               ========================== ============ ============

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices

                                                                                         Nine months ended
                                                           Year ended 31 December 2001    31 December 2000
                              --------------------------------------------------------- -------------------
                                 Notional  Carrying   Fair      Gain/   Gross     Gross     Gross    Gross
                               book value    value    value    (loss)    gain    (loss)      gain    (loss)
                                              ((pound)in millions)                        ((pound)in millions)
Interest rate swaps and
similar instruments                   829       --    (17)     (17)        --     (17)        --      (31)
Currency swaps                       (38)       --     (2)      (2)        --      (2)         3       (1)
Forward foreign currency             (74)       --     (2)      (2)         1      (3)         1       (3)
contracts
Energy derivatives                     --       --       6        6        17     (11)        --       (2)
                              ========================================================= ===================


In addition to the above, debtors include (pound)1 million (31 December 2000:
(pound)nil) in respect of the fair value of energy derivatives arising from proprietary trading.

The methods and assumptions used to estimate fair values of financial instruments are as follows:

(i) For investments of up to three months, trade debtors, other debtors and prepayments, trade creditors, other current liabilities and long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

(ii) The fair value of investments maturing after three months has been estimated using quoted market prices.

(iii)The fair value of long-term borrowings and interest rate swaps has been calculated using market prices, when available, or the net present value of future cash flows arising.

(iv) The fair value of our forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

(v) The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

(g)  Hedges

As explained above, our policy is to hedge where possible the following exposures:

(i) Interest rate risk - using interest rate swaps, options and forward rate agreements.

(ii) Structural   and   transactional   currency   exposures  -  using  currency
     borrowings, forward foreign currency contracts, currency options and swaps.

(iii)Currency exposures on future expected sales - using currency swaps, forward foreign currency contracts, currency options and swaps.

(iv) Energy price fluctuations - using physical hedges through the operation of energy supply and trading activities together with financial products.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

                                                                          Debt   Foreign   Energy     Total
                                                                                         derivatives   net
                                                                                exchange            gain/(loss)
                                                                     -----------------------------------------
                                                                      (pound)m  (pound)m   (pound)m  (pound)m
Unrecognised gains and losses on hedges at 1 January 2001                 (31)        --        (2)      (33)
Gains and (losses) arising in previous periods that were recognised
in the year ended 31 December 2001                                        (22)         2         --      (20)
Gains and (losses) arising in the year ended 31 December 2001 that
were not recognised in the year.....................................       (8)       (2)          8       (2)
                                                                     -----------------------------------------
Unrecognised gains and (losses) on hedges at 31 December 2001.......      (17)       (4)          6      (15)
                                                                     -----------------------------------------

Of which:
Gains and (losses) expected to be recognised in the year ended 31
December 2002                                                               --       (3)          9          6
Gains and losses expected to be recognised in the year ended 31
December 2003 or later                                                    (17)       (1)        (3)      (21)
                                                                     -----------------------------------------

The hedging of structural currency exposures associated with foreign currency net investments are recognised in the balance sheet.

(h)  Energy derivatives

The principal objective of the Group's energy marketing and trading operations is to maximise the return from selling the physical output of its plants.

The Group hedges its physical generating capacity by selling forward its output, and purchasing its input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of physical off-take and supply arrangements. Our limited proprietary trading operations use a range of financial and physical products.

Energy market risk on our asset and proprietary portfolios is measured using value at risk and other methodologies. Value at risk provides a fair estimate of the net losses or gains which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. It is routinely checked for accuracy against actual movements in the portfolio value.

In addition to using value at risk measures, we perform scenario analyses to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the value at risk methodology and captures additional market risks.

(i)  Counterparty credit risk

The Group's policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures which include specific criteria for the management of counterparty credit exposures in each of our key regions. In addition, Group treasury manages the Group-wide counterparty credit exposure on a consolidated basis. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings - credit exposure is regularly monitored by Group treasury.

We are exposed to credit related losses in the event that counterparties to traded contracts and financial instruments do not perform according to the terms of the contract or instrument. With regard to financial instruments subject to credit risk, we select counterparties with appropriate ratings for the size, type and duration of the instrument involved. A small proportion of counterparties trading energy are below investment grade. For those energy market transactions with counterparties below investment grade, and which are not supported by appropriate collateral, reserves are carried against the trading risk. Exposures within this band are restricted and closely monitored within narrow limits. We do not expect any significant credit loss to result from non-performance of instruments or traded contracts.

The immediate credit exposure of financial instruments is represented by those financial instruments that have a net positive fair value by counter party at 31 December 2001. At 31 December 2001, the exposures for interest rate swaps, currency swaps and forward exchange contracts were not considered to be material. CfDs also involve a degree of credit risk. This risk is controlled by appropriate authorisation and monitoring procedures.

31   Commitments

Lease and capital commitments

                                         Year ended 31  9 months ended 31
                                         December 2001    December 2000
                                         -------------- --------------
                                                 Group          Group
                                         -------------- --------------
                                              (pound)m       (pound)m
Capital commitments: contracted but
  not provided                                     166            314
Property leases (annual commitment):
Expiring within one year..............               1              1
Expiring between one and five years...               1              1
Expiring after five years.............               5              5
                                         -------------- --------------

Fuel purchase and transportation commitments

Coal

At 31 December 2001, the estimated minimum commitment for the supply and transportation of coal and limestone from all sources was (pound)0.1 billion (31 December 2001: (pound)0.1 billion). The longest of such contracts extends to the year 2015.

Electricity and gas

At 31 December 2001 the estimated minimum commitment for the supply and transportation of gas amounted to approximately (pound)0.2 billion (31 December 2000: (pound)0.2 billion).

32   Contingent liabilities

Legal proceedings against the Company

The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

(a) Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

     Innogy has agreed to indemnify us on an after-tax basis to the extent of 50 % of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

(b) In June 1994 a complaint was made by the National Association of Licensed Opencast Operators (NALOO) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO alleges that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission are appealing against the ruling. It is not practicable to estimate legal costs or possible damages, at this stage.

     Innogy has agreed to indemnify us on an after-tax basis to the extent of 50 % of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

Bonds and guarantees

Various growth and expansion projects are supported by bonds and letters of credit issued by the Company totalling (pound)384 million.

The Company has issued guarantees totalling (pound)74 million. (pound)10 million of this is in respect of the loan facilities of its Elcogas investment. This facility is repayable by Elcogas in 2003. The guarantee relating to Elcogas was provided for in the year ended 31 December 2001.

33   Related party transactions

Operations and maintenance contracts

In the course of normal operations, International Power Global Developments Limited, a wholly owned subsidiary undertaking, has contracted on an arms length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year we billed (pound)16 million (nine month period ended 31 December 2000: (pound)12 million) in respect of these arrangements, which have been netted off in operating costs in the accounts. Included in creditors is (pound)3 million in relation to these contracts.

The aggregate loans to associates and joint ventures are shown in note 15.

Relationship with Innogy

We have previously provided certain administrative services to the Innogy business demerged during the nine month period ended 31 December 2000. We have entered into agreements with the Innogy Group for the continued provision of certain services or facilities and to fix the respective responsibilities of us and the Innogy Group following the Demerger, which may be summarised as follows:

(i) On 30 March 2000, we and the Innogy Group concluded an alliance framework agreement relating to the provision of operations and engineering services. The agreement provides a framework under which contracts can be concluded whereby either us or the Innogy Group can provide the other with operation, maintenance and engineering services. The agreement can be terminated by twelve months notice. Agreements have also been concluded between us and the Innogy Group under which the Innogy Group will provide certain IT support services following Demerger.

(ii) The Innogy Group agreed to indemnify us against certain liabilities and claims relating to the proposed subsidiaries of the Innogy Group and we will agree to indemnify the Innogy Group against certain liabilities, litigation and claims arising out of our past and continuing operations. The Innogy Group and we, respectively, also entered into various agreements relating to responsibility for and indemnities against certain taxation liabilities.

(iii)There will be certain continuing temporary arrangements between the Innogy Group and us, relating to pension provision for our employees.

(iv) Employees of the Innogy Group will have the benefit of existing rights under our Share Option Schemes for a limited period if they do not surrender these rights in consideration for option grants under the Innogy Replacement Option Plans.

(v) On 17 August 2000, the following agreements in connection with the supply of gas to Deeside power station were entered into.

o Deeside Power Development Company Limited (DPDCL), a wholly owned subsidiary of ours, entered into an agreement for the sale of firm and interruptible gas for the period 1 August 2000 to 1 April 2002 which provides for, inter alia, the provision of daily contract quantities to Deeside that should provide approximately 100 % of Deeside's gas requirement. Standard industry terms and conditions apply to this agreement and prices are fixed at different levels for the period to 31 March 2001 and the year to 1 April 2002.

o International Power and Innogy entered into agreements for the assignment of certain proportions of our capacity in respect of the UK/Belgian interconnector and agreed to pay Innogy an amount equal to certain dividends (if any) it receives.

34   Events subsequent to the date of the auditors' report - unaudited

There were no material post balance sheet events to the date of this report.

35 Financial information prepared under US Generally Accepted Accounting Principles (GAAP)

Our financial information is prepared in accordance with UK GAAP, which differs in certain significant aspects from US GAAP. The effects of such differences on net income and net assets are set out below.

UK GAAP and US GAAP have different criteria for determining discontinued operations. As a result the operations of Innogy (demerged from the Group on 30 September 2000), which are accounted for as discontinued under UK GAAP, would be included in continuing operations under US GAAP.

Effect on profit after tax (net income) of significant differences between UK and US GAAP

                                          Year ended       9 months ended 31 December                 Year ended 31 March
                                         31 December
                                         -------------------------------------------------------------------------------------------
                                            2001                      2000                                    2000
                                         -------------------------------------------------------------------------------------------
                                     Note     Inter-  Inter-national     Innogy       Group  Inter-national     Innogy       Group
                                            national         Power                                  Power
                                               Power
                                         ------------------------------------------------------------------------------ ------------
                                             (pound)m     (pound)m     (pound)m    (pound)m      (pound)m     (pound)m     (pound)m
Net income
Profit/(loss) attributable to
ordinary shareholders under UK GAAP.             144          (38)        (143)        (181)        (263)          697          434
Adjustments:
 Pensions........................... (a)           6            --           47           47           --           75           75
 Purchase accounting................ (b)         (1)           (3)           --          (3)          (3)           --          (3)
 Development expenditure............ (c)           1           (1)           --          (1)          (7)           --          (7)
 Onerous property lease provision... (d)           9           (3)           --          (3)            1           --            1
 Impairment provision............... (e)         (5)           (3)           --          (3)           90           --           90
   Liquidated damages............... (f)        (57)          (25)           --         (25)           --           --           --
 Stock compensation schemes......... (g)          --           (1)           --          (1)           --           --           --
  Derivatives and hedging activities (h)        (18)            --           --           --           --           --           --
  Disposal of a business             (i)        (27)            --           --           --           --           --           --
 Severance costs.................... (j)          --            --           --           --           --          (6)          (6)
 Current asset investments.......... (k)          --            --           --           --           --          (5)          (5)
 Retail gas provision............... (l)          --            --         (24)         (24)           --          425          425
 Gas swaps and supply contract
    renegotiations.................. (m)          --           (4)         (38)         (42)           21          234          255
  Deferred tax under full provision  (n)        (48)            24           --           24            6          500          506
method..............................
 Tax effect of US GAAP adjustments..              25            21            5           26         (35)        (219)        (254)
                                         ------------------------------------------------------------------------------ ------------
Net income/ (loss) under US GAAP                  29          (33)        (153)        (186)        (190)        1,701        1,511
before cumulative effect of
accounting policy change............
Cumulative effect of US GAAP
accounting
policy change.......................
 Derivatives and hedging activities. (h)           1            --           --           --           --           --           --
 Development expenditure............ (c)          --            --           --           --         (14)          (6)         (20)
 Tax effect.........................              --            --           --           --            2            2            4
                                         ------------------------------------------------------------------------------ ------------
Net income/ (loss) under US GAAP....              30          (33)        (153)        (186)        (202)        1,697        1,495
                                         ============================================================================== ============




                                           Year ended        9 months ended 31 December                 Year ended 31 March
                                           31 December
                                         ------------- -----------------------------------------------------------------------------
                                            2001                        2000                                     2000
                                         ------------- -----------------------------------------------------------------------------
                                          International  International                          International
                                              Power         Power       Innogy        Group        Power         Innogy       Group
                                         ------------- ------------ ------------ ---------------------------------------------------

Earnings /(loss) per share:          (p)
Earnings/ (loss) per share under US
  GAAP before cumulative effect
  of accounting policy change
 Basic..............................            2.6p        (3.0)p      (13.7)p       (16.7)p      (15.6)p       139.8p       124.2p
 Diluted............................            2.6p        (3.0)p      (13.7)p       (16.7)p      (15.6)p       139.7p       124.1p
Earnings / (loss) per ADS before
  cumulative
  effect of accounting policy
  change*
 Basic..............................     (pound)0.26 (pound)(0.30)(pound)(1.37) (pound)(1.67)(pound)(1.56) (pound)13.98 (pound)12.42
 Diluted............................     (pound)0.26 (pound)(0.30)(pound)(1.37) (pound)(1.67)(pound)(1.56) (pound)13.97 (pound)12.41
Earnings/ (loss) per share under US
 GAAP after cumulative effect of
 accounting policy change
 Basic..............................            2.7p        (3.0)p      (13.7)p       (16.7)p      (16.6)p       139.5p       122.9p
 Diluted............................            2.7p        (3.0)p      (13.7)p       (16.7)p      (16.6)p       139.4p       122.8p
Earnings / (loss) per ADS after
cumulative
  effect of accounting policy
change*
 Basic..............................     (pound)0.27 (pound)(0.30)(pound)(1.37) (pound)(1.67)(pound)(1.66) (pound)13.95 (pound)12.29
 Diluted............................     (pound)0.27 (pound)(0.30)(pound)(1.37) (pound)(1.67)(pound)(1.66) (pound)13.94 (pound)12.28

* Calculated using a ratio of ten ordinary shares to one ADS.


Effect on shareholders' funds of significant differences between UK and US GAAP



                                                                         As at         9 months
                                                                      31 December      ended 31
                                                                                       December
                                                                     ------------------------------
                                                          Notes           2001           2000
                                                      ---------------------------------------------
                                                                           (pound)m       (pound)m
Shareholders' funds - equity
Total shareholders' funds - equity under UK GAAP....                          1,825          1,683
Adjustments:
 Pensions...........................................       (a)                    6             --
 Purchase accounting................................       (b)                  117             55
 Development expenditure............................       (c)                 (20)           (21)
 Onerous property lease provision...................       (d)                  (3)           (12)
 Impairment provision...............................       (e)                  101            112
  Liquidated damages................................       (f)                 (82)           (25)
 Stock compensation schemes.........................       (g)                  (1)            (1)
 Derivatives and hedging activities.................       (h)                    8             --
    Employee share trusts...........................       (o)                  (2)            (3)
 Deferred tax under full provision method...........       (n)                (180)          (103)
 Cumulative tax effect of US GAAP adjustments.......                             24           (10)
                                                                     ------------------------------
Total shareholders' funds - equity under US GAAP....                          1,793          1,675
                                                                     ==============================


Significant differences between UK and US accounting principles

(a)      Pension costs

The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

o Under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor.

o UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date.

For the purposes of disclosure in accordance with US GAAP, the pension costs of our major defined benefit pension plans have been presented in accordance with the requirements of SFAS 87 and SFAS 132 in the following tables.

The net periodic pension cost under SFAS No. 87 comprised:


                                                                          Year ended     9 months    Year ended
                                                                                          ended
                                                                          31 December  31 December    31 March
                                                                         ----------------------------------------
                                                                             2001          2000         2000
                                                                         ----------------------------------------
                                                                              (pound)m     (pound)m     (pound)m
Service cost...........................................................              3            9           18
Interest cost..........................................................              4           70          138
Expected return on assets..............................................            (5)        (121)        (226)
Amortisation of:
    Amortisation of prior service costs................................              -            4            8
    Unrecognised (gains) and losses....................................            (7)          (6)           --
                                                                         ----------------------------------------
Net periodic pension cost/ (benefit) under US GAAP.....................            (5)         (44)         (62)
                                                                         ========================================



SFAS No. 88

Additional pension costs, relating to severance exercises, computed in accordance with SFAS No. 88 are as follows:

                                                             Year ended 31    9 months ended 31   Year ended 31
                                                             December 2001      December 2000       March 2000
                                                           -------------------------------------------------------
                                                             (pound)m           (pound)m          (pound)m
                                                           -------------------------------------------------------
Cost of termination benefits..............................                 --                  3                7
                                                           =======================================================



The funded status of our major defined pension plans under SFAS No. 87 is as follows:

                                                          As at 31          As at 31       As at 31 March
                                                          December          December
                                                      ----------------- ----------------- -----------------
                                                            2001              2000              2000
                                                      ----------------- ----------------- -----------------
                                                              (pound)m          (pound)m          (pound)m
Change in benefit obligation
Benefit obligation at start of year.................             2,859             2,357             2,525
Benefit  obligation  of  countries  added in current                29                --                --
year................................................
Service cost........................................                 3                 9                18
Interest cost.......................................                 4                70               138
Employee contributions..............................                 1                 1                 3
Actuarial (gain)/ loss..............................               (4)                --             (206)
Curtailments and termination benefits...............                --               502                33
Business combinations...............................           (2,824)                --                19
Benefits payments and expenses......................               (2)              (80)             (173)
Exchange rate (gain)/ loss..........................               (2)                --                --
                                                      ----------------- ----------------- -----------------
Benefit obligation at end of year...................                64             2,859             2,357
                                                      ================= ================= =================

Change in plan assets
Fair value of plan assets at start of year..........             2,969             3,050             2,850
Assets of countries added in current year...........                39                --                --
Actual return on plan assets........................                 5               (6)               343
Company contributions...............................                 1                 4                 8
Employee contributions..............................                 1                 1                 3
Business combinations...............................           (2,937)                --                19
Benefit payments and expenses.......................               (2)              (80)             (173)
Exchange rate gain/ (loss)..........................               (2)                --                --
                                                      ----------------- ----------------- -----------------
Fair value of plan assets at end of year............                74             2,969             3,050
                                                      ================= ================= =================

Reconciliation  of funded  status  and total  amount
recognised
Funded status at end of year........................                10               110               693
Unrecognised net (gain).............................               (4)             (110)             (392)
Unrecognised prior service cost.....................                --                --                77
                                                      ----------------- ----------------- -----------------
Prepaid (accrued) pension cost......................                 6                --               378
                                                      ================= ================= =================



The weighted average rates used for SFAS No. 87 purposes were as follows:

                                                             Year ended  9 months ended   Year ended
                                                             31 December   31 December     31 March
                                                                2001          2000           2000
                                                            ---------------------------- --------------
                                                              % per annum   % per annum    % per annum
Discount rate.............................................           6.38          6.00           6.00
Expected return on assets.................................           6.56          8.00           8.00
Rate of compensation increases............................           4.00          4.75           4.75
Pension increases.........................................           2.60          2.75           2.75
                                                            ---------------------------- --------------


(b)  Purchase accounting

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998, accounted for under the purchase method, is capitalised in the balance sheet and amortised over a period not exceeding 20 years. Prior to that date, such goodwill arising on acquisitions was and remains eliminated against reserves.

Under US GAAP, prior to the adoption of SFAS 142 (Goodwill and other intangible assets), goodwill arising on acquisitions before 1 July 2001 is capitalised and amortised over a period not exceeding 40 years. Goodwill arising after that date is not subject to amortisation but will continue to be evaluated for impairment in accordance with applicable accounting literature. This goodwill fom the Rugeley acquisition is not tax deductible.

Included within the goodwill adjustment are further fair value adjustments in respect of provisions for deferred tax, recognised under US GAAP, that are not recognised under UK GAAP. For example, where assets are acquired without the full benefit of tax allowances, under UK GAAP deferred tax is not provided for the difference arising whereas under US GAAP full provision is made.

 (c)    Development expenditure

Under UK GAAP, we capitalise certain development expenditure as described in more detail in note 1. US GAAP requires such costs to be expensed as incurred. As a result, capitalised development expenditure with a net book value of (pound)20 million on 1 April 1999 was written off and accounted for as the cumulative effect of a change in accounting principle in the US GAAP reconciliation.

(d)     Onerous property lease provision

Under UK GAAP, a provision in respect of an onerous property lease is stated on a discounted basis. Under US GAAP, this provision would be measured on an undiscounted basis. Accordingly, the impact of the discounting is reversed under US GAAP.

(e)     Impairment provision

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amounts of the related assets. Under US GAAP, an impairment provision for assets to be held and used is prohibited when the undiscounted expected future cash flows recover the carrying amounts of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted expected future cash flows but less than the undiscounted expected future cash flows.

(f)     Liquidated damages

Under UK GAAP, liquidated damages relating to amounts receivable from contractors in respect of the late commissioning of new power plants are recorded as income when they represent compensation for lost earnings. This compensation in the year ended 31 December 2001, nine month period ended 31 December 2000 and year ended 31 March 2000 amounted to (pound)80 million, (pound)28 million and nil respectively. Under US GAAP, all liquidated damages are recorded as a reduction in the cost of the asset, regardless of the nature of the compensation.

Under UK GAAP, certain costs, including interest and other qualifying capital costs, are expensed in the period in which liquidated damages are received. Under US GAAP, qualifying capital costs are recorded as part of the cost of the asset under construction.

The above differences in the asset cost result in different levels of depreciation under UK and US GAAP.

(g)     Stock compensation schemes

Under UK GAAP, no cost is recorded for the Sharesave Scheme. For other stock compensation schemes, the intrinsic value, being the difference between the book value of the shares before granting the options and the option price, is charged over the period of performance to which the award relates.

Under US GAAP, the compensation expense, being the difference between the fair value of the shares at the date of grant and the option price, is spread over the vesting period.

We have adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but we continue to measure our stock-based compensation cost in accordance with APB 25 and its related interpretations. If we had measured compensation costs for the International Power stock options that were granted to its employees under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below:



                                                        Year ended     9 months      Year ended
                                                                         ended
                                                       31 December    31 December     31 March
                                                      ----------------------------- --------------
                                                           2001          2000           2000
                                                      ----------------------------- --------------
                                                            (pound)m      (pound)m       (pound)m
Net profit under US GAAP
As reported..........................................             30         (186)          1,495
Illustrative.........................................             26         (189)          1,485
                                                      ============================= ==============

Basic earnings per share
As reported..........................................           2.7p       (16.7)p         122.9p
Illustrative.........................................           2.3p       (16.9)p         122.1p
Diluted earnings per share
As reported..........................................           2.7p       (16.7)p         122.8p
Illustrative.........................................           2.3p       (16.9)p         122.0p
                                                      ============================= ==============


The weighted average fair value of Executive Share Options granted to employees during the year ended 31 December 2001 was (pound)1.28 (nine months ended 31 December 2000 : (pound)1.76).

The weighted average fair value of Sharesave scheme options granted to employees during the year ended 31 December 2001 was (pound)1.47 (nine months ended 31 December 2000 : (pound)1.34).

The fair value of grants during the year have been estimated using the Black-Scholes option pricing model. The key assumptions used by us are summarised below:



                                                                      Risk-free    Expected Life   Volatility     Dividend
                                                                       interest                                   yield
                                                                    ------------ ----------------------------------------
Share Option Scheme                                                           %          Years           %             %
1996 Executive share option scheme................................         8.09           3-10       24.50          4.60
1997 Executive share option scheme................................         8.22           3-10       24.50          6.20
1997 Sharesave scheme -- 5 year period before exercise............         7.80          5-5.5       24.50          6.10
1998 Executive share option scheme................................         6.89           3-10       32.50          4.90
1998 Sharesave scheme -- 5 year period before exercise............         6.90          5-5.5       32.50          4.70
1999 Executive share option scheme................................         5.48           3-10       37.50          5.32
1999 Sharesave scheme -- 5 year period before exercise............         5.40          5-5.5       37.50          5.27
1999 Sharesave scheme -- 3 year period before exercise............         5.45          3-3.5       37.50          5.27
2000 Executive share option plans (approved and unapproved) ......         5.21           3-10       39.00           Nil
2000 Sharesave scheme - 5 year period before exercise.............         5.50            4-5       42.00           Nil
2000 Sharesave scheme - 3 year period before exercise.............         5.61            2-3       47.00           Nil
2001 Executive share option scheme (22 March 2001)................         4.59           3-10       40.61           Nil
2001 Executive share option scheme (19 September 2001)............         4.96           3-10       42.26           Nil
2001  Sharesave  scheme  (18 April  2001) - 5 year  period  before         4.97        5.2-5.7       53.20           Nil
 exercise.........................................................
2001  Sharesave  scheme  (18 April  2001) - 3 year  period  before         4.88        3.2-3.7       61.09           Nil
 exercise.........................................................
2001  Sharesave  scheme (11 October  2001) - 5 year period  before         5.15        5.1-5.6       45.80           Nil
 exercise.........................................................
2001  Sharesave  scheme (11 October  2001) - 3 year period  before         5.12        3.1-3.6       50.45           Nil
 exercise.........................................................



(h)     Derivatives and hedging activities

Under UK GAAP, the group recognises only derivatives of a speculative nature at fair value on the balance sheet. Gains and losses arising on other derivative instruments are deferred until the hedged transactions actually occur.

Under US GAAP, the group recognises all derivatives at fair value on the balance sheet. Gains and losses arising on derivatives which do not meet the US GAAP hedge accounting criteria are recognised in the profit and loss. Gains and losses on the group's derivatives which qualify for hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to profit and loss as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

Under US GAAP, movements in the fair value of the cash settlement option embedded within the convertible bond result in a charge to income. On cancellation of this option, US GAAP requires that the cumulative adjustment of (pound)23 million is retained in shareholders' funds rather than being released to earnings.

(i)     Disposal of a business

Applying the accounting differences between UK and US GAAP can result in differences in the carrying values of net assets under UK and US GAAP. For example, when a foreign asset is sold, under US GAAP the cumulative translation adjustment is taken into the profit and loss account as part of the gain or loss on sale, whereas under UK GAAP this would remain in reserves. As a consequence of this, different gains or losses may result on the subsequent disposal of the asset.

(j)     Severance costs

Under UK GAAP, voluntary severance costs for employees leaving as part of our restructuring programme are charged to the profit and loss account when the Group is committed to undertaking the restructuring and this has been communicated to the employees affected. Under US GAAP, such severance costs are charged to expense in the year in which employees accept the terms of the severance programme.

Where voluntary severance costs include costs resulting from the augmentation of existing pension benefits these are included in the pension adjustment described in note (a) above

(k)     Accounting for current asset investments

Under UK GAAP, current asset investments are stated at the lower of cost and market value. Under US GAAP, we classify our investment portfolio as securities available for sale, being those securities that may be sold prior to maturity as part of asset and liability management or in response to other factors but which are not trading securities. These available for sale securities are accounted for at fair value with any changes in fair value recorded as a separate component of shareholders equity.

(l)     Retail Gas provision

Under UK GAAP, we recorded an onerous contract provision for losses anticipated to be incurred in our retail gas supply business (part of the demerged Innogy business) as a result of a commitment to purchase gas at unfavourable prices. The onerous contract provision is adjusted for subsequent changes in gas prices. Under US GAAP, a permanent impairment on a long-term supply contract can only be recorded to the extent that the gas has no utility to us as a whole.

(m)     Gas swaps and supply contract renegotiations

We entered into swap agreements on certain long term gas supply contracts and renegotiated another gas supply contract in order to manage our price risk. Under UK GAAP, the transaction premium paid is charged directly to profit and loss as there has been a substantial alteration of the risks associated with the gas purchases. Under US GAAP, the swaps are accounted for as a hedge and therefore the cost of the swaps is deferred and amortised over the related contract life. Under US GAAP, the payments made in advance to renegotiate the gas supply contract are treated as prepayments and also amortised over the related contract life.

(n)     Deferred taxation

Under UK GAAP, deferred tax has been provided under the liability method to the extent that it is probable that a liability will crystallise in the foreseeable future. US GAAP requires that deferred taxes be fully provided for the tax consequences of all temporary differences between carrying values of assets and liabilities for financial reporting purposes and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance to an amount that is more likely than not to be realised.

Under UK GAAP, a deferred tax asset or liability is not recognised for the portion of a difference between the tax basis and the carrying amount for financial reporting purposes of an asset or liability that existed at the date of a business combination. Under US GAAP, deferred taxes are recognised on the entire difference between the tax basis and the carrying amount for financial reporting.

The recognition of deferred tax assets and liabilities is considered at each balance sheet date in the light of current available information to assess the likelihood of the future recovery or payment of all known deferred tax assets and liabilities.

(o)     Employee Share Trust Arrangements

Under UK GAAP, ordinary shares in the Group held by the employee share trusts are included at either historical book value or, in certain circumstances, at closing market value in fixed asset investments. As at 31 December 2001, the employee share trusts held ordinary shares with a historical book value of (pound)2 million. Under US GAAP, such shares are classified as treasury stock and presented at their historical costs as a deduction to shareholders' equity.

(p)     Earnings per share

The calculation of earnings per share under US GAAP is based on the net income under US GAAP for the financial year divided by the weighted average number of Ordinary Shares in issue during the financial year which is the same under US and UK GAAP as described in note 12 to the consolidated financial information.

(q)     Statement of cash flows: basis of preparation

Our statement of cash flows is prepared in accordance with Financial Reporting Standard 1 (FRS 1), the objectives and principles of which are substantially consistent with Statement of Financial Accounting Standards 95 "Statement of Cash Flows" (SFAS 95) under US GAAP. The principal differences between FRS 1 and SFAS 95 relate to classification.

The format of the UK statement employs nine headings compared with three in SFAS
95. The cash flows within the UK headings of "Net cash inflow from operating activities", "Dividends received from associates and joint ventures", "Returns on investments and servicing of finance" and "Tax" would all be included as operating activities under SFAS 95. Cash flows from "capital expenditure and financial investment", "acquisitions and disposals" and "management of liquid resources" would be included as investing activities under SFAS 95. "Equity dividends paid" and "Financing" would be included as financing activities under SFAS 95.

In addition, under FRS 1, cash represents cash at bank and deposits repayable on demand less bank overdrafts. Under SFAS 95 the definition of cash excludes overdrafts but is widened to include cash equivalents, comprising short term highly liquid investments.

Set out below is a summary consolidated statement of cash flows under US GAAP:

                                                           Year ended   9 months ended  Year ended
                                                           31 December   31 December     31 March
                                                          -------------------------------------------
                                                              2001           2000          2000
                                                          -------------------------------------------
                                                               (pound)m       (pound)m      (pound)m
Net cash provided by/(used in) operating activities.....            227          (367)           600
Net cash (used in)/ provided by investing activities....           (88)          (767)         1,626
Net cash provided by/(used in) financing activities.....            406          (170)       (1,212)
Effect of exchange rate changes on cash.................            (9)             --            --
Net cash transferred to Innogy..........................             --          (622)            --
                                                          -------------------------------------------
Net increase/(decrease) in cash and cash equivalents....            536        (1,926)         1,014
Cash and cash equivalents at beginning of year..........            107          2,033         1,019
                                                          -------------------------------------------
Cash and cash equivalents at end of year................            643            107         2,033
                                                          ===========================================

Cash and cash equivalents
Cash....................................................            596            107           855
Investments  and short-term  deposits which were within 3
months of maturity when acquired........................             47             --         1,178
                                                          -------------------------------------------
                                                                    643            107         2,033
                                                          ===========================================




(r)     Classification Differences

Consolidated profit and loss accounts

(i) Under UK GAAP, "Turnover: group and share of joint ventures and associates" includes turnover from joint ventures and associates, accounted for using the equity method of (pound)546 million, (pound)483 million and (pound)670 million for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000, respectively. Under US GAAP, these amounts would be shown in "Total operating profit/(loss): group and share of joint ventures and associates" for all periods presented.

(ii) Under UK GAAP, "net interest payable and similar charges" includes the Group's proportionate share of interest expense of joint ventures and associates accounted for using the equity method of (pound)47 million, (pound)45 million and (pound)63 million for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000, respectively. Under US GAAP, these amounts would be shown in "Total operating profit/(loss); group and share of joint ventures and associates" for all periods presented.

(iii) Under UK GAAP, "Tax on profit/(loss) on ordinary activities" includes the Company's proportionate share of income taxes of joint ventures and associates accounted for using the equity method, of (pound)28 million, (pound)14 million and (pound)23 million for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000, respectively. Under US GAAP, these amounts would be shown in "Total operating profit/(loss): group and share of joint ventures and associates" for all periods presented.

(iv) Under UK GAAP, an impairment charge of an equity investment of (pound)6 million for the year ended 31 March 2000 was included in "Operating costs-ordinary". Under US GAAP, this amount would be shown in "Total operating profit/(loss): group and share of joint ventures and associates".

(v) Under UK GAAP, certain items are separately identified and described as "exceptional items" and earnings per share is presented before and after "exceptional items". Under US GAAP, there is no presentation and separate identification of "exceptional" items and earnings per share is not presented before and after "exceptional" items. "Operating costs-exceptional" of(pound)2 million,(pound)227 million and(pound)1,393 million for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000, respectively, would be classified as operating expenses and not presented as "extraordinary items" under US GAAP. "Non-operating exceptional items" of(pound)32 million income and costs of(pound)105 million and(pound)14 million for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000, respectively, would not be presented as "extraordinary items" under US GAAP. "Interest payable and similar charges-exceptional" of(pound)29 million in the year ended 31 December 2001 would not be presented as an "extraordinary item" under US GAAP.

(vi) Under UK GAAP, billings of (pound)16 million (year ended 31 December 2000: (pound)12 million) in respect of operating and maintenance services are recorded net of charges from suppliers and classified as "other income", which is netted against "other operations expenses". Under US GAAP, the gross amount of these billings would be reported as revenue.

Balance sheet

Under UK GAAP, negative goodwill of (pound)33 million at 31 December 2001 and at 31 December 2000, is presented as a separately identified deduction from positive goodwill. Under US GAAP, these amounts would be presented as a deferred credit for all periods presented.

Under UK GAAP, goodwill arising on acquisition of joint ventures and associates of (pound)24 million at 31 December 2001 and (pound)136 million at 31 December 2000, is included within the carrying value of fixed asset investments. Under US GAAP, these amounts would be presented as an intangible asset for all periods presented.

Issue costs of (pound)29 million have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as an other asset.

(s)      New US Accounting standards

Business combinations and goodwill and other intangible assets

In July 2001, the FASB issued Statement No. 141. Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001 as well as all purchase method business combinations completed after 30 June 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognised and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortised, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortised over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to 1 July 2001, which it expects to account for using the pooling-of-interests method, and Statement 142 effective 1 January 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after 30 June 2001 will not be amortised, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortised prior to the adoption of Statement 142.

Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangibles assets acquired in purchase business combinations, and make any necessary amortisation period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognised as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognised and unrecognised) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognised as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

And finally, any unamortised negative goodwill (and negative equity-method goodwill) existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principle. As of the date of adoption, the Company expects to have unamortised negative goodwill under US GAAP of (pound)5 million.

As of the date of adoption, the Company expects to have unamortised goodwill under US GAAP in the amount of (pound)133 million in relation to subsidiaries and (pound)24 million in relation to associated undertakings, which will be subject to the transition provisions of Statements 141 and 142. Amortisation expense related to goodwill was (pound)nil million for the year ended 31 December 2001. Because of the extensive effort needed to comply with adopting Statement 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognised as the cumulative effect of a change in accounting principle.

Accounting for Asset Retirement Obligations

FASB Statement No. 143, Accounting for Asset Retirement Obligations (Statement No. 143), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. Statement No. 143 was released in August 2001.

The Financial Accounting Standards Board (FASB) began this project in 1994 to address the accounting for the costs of nuclear decommissioning. The FASB subsequently expanded the scope of the project to include closure or removal-type costs in other industries. As a result, Statement No. 143 applies to all entities.

Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived assets (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Because of the extensive use of estimates, most enterprises will record a gain or loss when they settle the obligation. Enterprises are required to adopt Statement No. 143 for fiscal years beginning after 15 June 2002. The Company has not evaluated the impact on the consolidated financial statements of adopting this standard.

Accounting for the Impairment or Disposal of Long-Lived Assets

On 3 October 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that Statement.

Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity.

Statement No. 144 is effective for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years. The Company has not evaluated the impact of adopting this standard on the consolidated financial statements.